As filed with the Securities and Exchange Commission on ______________, 2013.

Registration No. 333–[______]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S–1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ISATORI, INC.

(Exact name of registrant as specified in its charter)

Delaware	2020	75-2422983
(State of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

15000 W 6th Avenue, Suite 202

Golden, Colorado 80401

(303) 215-9174

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael Wilemon

Chief Financial Officer

15000 W 6th Avenue, Suite 202

Golden, Colorado 80401

(303) 215-9174

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan Newburn

Beatty & Wozniak, P.C.

216 16th Street, Suite 1100

Denver, Colorado 80202

303–407–4484 (Phone)

303–407–4494 (Fax)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post–effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post–effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non–accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b–2 of the Exchange Act. ☐

Large accelerated filer ☐	Accelerated filer ☐
Non–accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.01 per share	12,404,860	$3.635(1)	$45,091,666.10(1)	$6,150.50

(1)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended. The calculation of the proposed maximum aggregate offering price of the common stock is based on the average of the high and low prices for the common stock on April 26, 2013.

_______________________________

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NEITHER THE COMPANY NOR THE SELLING STOCKHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, dated April 30, 2013

PRELIMINARY PROSPECTUS

12,404,860 Shares

iSatori, Inc.

Common Stock

The selling stockholders identified in this prospectus, including their donees, pledgees, transferees or other successors-in-interests, may offer and sell from time to time up to 12,404,860 outstanding shares of our common stock (including (i) 10,797,103 outstanding shares of common stock (the “Resale Common Shares”), (ii) 256,919 shares of common stock issuable upon the exercise of options (the “Resale Option Shares”), (iii) 1,345,688 shares of common stock issuable upon the exercise of warrants (the “Resale Warrant Shares”) and (iv) 1,900 Shares of common stock issuable upon the conversion of outstanding shares of Series A $20 Convertible Preferred Stock (the “Series A Resale Preferred Shares) and  (v) 3,250 shares of common stock issuable upon the conversion of outstanding Series D $20 Convertible Preferred Stock (the “Series D Resale Preferred Shares,” and together with the Resale Common shares, the Resale Option Shares, the Series A Resale Preferred Shares and the Resale Warrant Shares, the “Resale Shares”)).

Certain of the selling stockholders may be deemed affiliates of the Company.  The selling shareholders are offering the Resale Shares. The selling stockholder may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders will receive all proceeds from such sales of the Resale Shares. For additional information on the methods of sale of the Resale Shares, you should refer to the section entitled “Plan of Distribution.”

We will not receive any proceeds from the sale of any Resale Shares sold by the selling stockholders.

Our Common Stock is traded OTC under the symbol “IFIT.”  On April 26, 2013, the last reported sale price of the Company’s common stock OTC was $3.55 per share.

The securities offered in this prospectus involve a high degree of risk. You should carefully consider the matters set forth in “Risk Factors” on page 3 of this prospectus in determining whether to purchase our securities.

Neither the Securities and Exchange Commission nor any regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. Neither we nor any of the selling stockholders may sell the securities until the registration statement, of which this prospectus forms a part, is filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the common stock in any jurisdiction in which the offer or sale is not permitted.

The date of this prospectus is_________________________, 2013.

You should rely only on the information contained in this prospectus and in any relevant prospectus supplement or free writing prospectus, including any information incorporated herein or therein by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus, any accompanying prospectus supplement, any free writing prospectus or any document incorporated by reference is accurate as of any date other than the date on its front cover. Our business, financial condition, results of operations and prospects may have changed since the date indicated on the front cover of such documents. Neither this prospectus nor any prospectus supplement or free writing prospectus constitutes an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus or a prospectus supplement or free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

i

PROSPECTUS SUMMARY

This summary contains basic information about us and the resale of the securities being offered by the selling stockholders.   You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes to the financial statements, before making an investment decision.  This summary is qualified in its entirety by the more detailed information and the financial statements and related notes.

The terms “iSatori,”“Company,” “we,” “our,” and “us” refer to iSatori, Inc. unless the context suggests otherwise.

The Company

History

Integrated Security Systems, Inc. (“Integrated”) was formed in December 1991 as a Delaware corporation and became publicly traded in April 1993.  On April 5, 2012, iSatori Technologies, Inc., a Colorado corporation (“iSatori Tech”), was merged with and into iSatori Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Integrated (“Merger Sub”), with iSatori Tech surviving as a wholly-owned subsidiary of Integrated (the “Merger”).  Prior to consummation of the Merger, Integrated was a shell company, as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with virtually no operations.

On June 29, 2012, Integrated completed a “short form” merger under §253 of the Delaware General Corporation Law pursuant to which iSatori Tech was ultimately merged with and into Integrated with Integrated continuing as the surviving corporation.  In connection with the merger, Integrated changed its name to iSatori, Inc.

Business Description and Plan of Operation

iSatori is a consumer products firm which develops and sells nutritional products in the performance, weight loss and energy markets through on-line marketing, catalogs and thousands of retail stores around the world. iSatori is headquartered in Golden, Colorado.

iSatori distributes its products to thousands of retail stores, those have included  outlets such as GNC, Walmart, Costco, CVS, Walgreens, 7-Eleven and other Fortune 500 companies, augmented by internet sales through its proprietary online marketing system. The Company’s core competencies include the development of new, innovative products, supported .by creative sales and marketing programs, all designed to expand its revenues and distribution in the rapidly growing nutritional products industry.

Our principal executive offices are located at 15000 W 6th Avenue, Suite 202 Golden, Colorado 80401. Our telephone number is (303) 215-9174.

THE OFFERING

Shares Offered by Selling Stockholders

12,404,860 shares of common stock including (i) 10,797,103 outstanding shares of common stock, (ii) 256,919 shares of common stock issuable upon the exercise of options, (iii) 1,345,688 shares of common stock issuable upon the exercise of warrants, (iv) 1,900 shares of common stock issuable upon the conversion of outstanding shares of Series A $20 Convertible Preferred Stock (the “Series A Preferred Stock”) and (v) 3,250 shares of common stock issuable upon the conversion of outstanding Series D $20 Convertible Preferred Stock (the “Series D Preferred Stock”).

Selling Stockholders

Certain of the selling stockholders may be deemed affiliates of the Company.  Certain of the selling stockholders are parties to an Investor Rights Agreement (as defined herein) pursuant to which certain of the Resale Shares are being registered hereunder.

Common Stock Outstanding as of April 30, 2013	12,662,756

Use of Proceeds	We will receive no proceeds from the sale of the Resale Shares by the selling stockholders.

OTC Trading Symbol	IFIT

Offering Price	The selling stockholders may sell the Resale Shares at prices and on terms determined by the market, in negotiated transactions or through underwriters.

Dividend Policy	We do not anticipate paying dividends on our common stock in the foreseeable future.

Risk Factors	Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading “Risk Factors” beginning on page 3 of this prospectus.

RISK FACTORS

An investment in our securities involves a high degree of risk.  You should carefully consider and evaluate all of the information contained in this prospectus before you decide to invest in our Common Stock.  Any of the risks and uncertainties set forth therein and below could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock.  As a result, you could lose all or part of your investment.

Risks Related to Our Business

We operate in a highly competitive industry. Our failure to compete effectively could adversely affect our market share, revenues and growth prospects.

The U.S. nutritional supplements retail industry is large and highly fragmented. Participants include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, on-line merchants, mail-order companies and a variety of other smaller participants. We believe that the market is also highly sensitive to the introduction of new products, which may rapidly capture a significant share of the market. In the United States, we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products become more mainstream, we experience increased price competition for those products as more participants enter the market. Our international competitors include large international pharmacy chains, major international supermarket chains and other large U.S.-based companies with international operations. We may not be able to compete effectively and our attempts to do so may require us to reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, revenues and growth prospects.

Unfavorable publicity or consumer perception of our products, the ingredients they contain and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues and the market price of our common stock.

We are highly dependent upon consumer perception of the safety and quality of our products and the ingredients they contain, as well as similar products distributed by other companies. Consumer perception of products and the ingredients they contain can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products or the ingredients they contain and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues. As such, period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or the ingredients they contain or any other similar products distributed by other companies with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, our ability to generate revenues and the market price of our common stock.

Our failure to appropriately respond to changing consumer preferences and demand for new products could significantly harm our customer relationships and product sales.

Our business is particularly subject to changing consumer trends and preferences. Our continued success depends in part on our ability to anticipate and respond to these changes, and we may not be able to respond in a timely or commercially appropriate manner to these changes. If we are unable to do so, our customer relationships and product sales could be harmed significantly.

Furthermore, the nutritional supplements industry is characterized by rapid and frequent changes in demand for products and new product introductions. Our failure to accurately predict these trends could negatively impact consumer opinion of our stores as a source for the latest products. This could harm our customer relationships and cause losses to our market share. The success of our new product offerings depends upon a number of factors, including our ability to: accurately anticipate customer needs; innovate and develop new products; successfully commercialize new products in a timely manner; price our products competitively; manufacture and deliver our products in sufficient volumes and in a timely manner; and differentiate our product offerings from those of our competitors.

If we do not introduce new products or make enhancements to meet the changing needs of our customers in a timely manner, some of our products could become obsolete, which could have a material adverse effect on our revenues and operating results.

Our failure to comply with Federal Trade Commission (“FTC”) regulations and existing consent decrees imposed on us by the FTC could result in substantial monetary penalties and could adversely affect our operating results.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies, for failure to have adequate substantiation for claims made in advertising or for the use of false or misleading advertising claims. As a result of these enforcement actions, we are currently subject to a consent decree that limits our ability to make certain claims with respect to our products. Violations of this order could result in substantial monetary penalties, which could have a material adverse effect on our financial condition or results of operations.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income.

As a retailer and distributor of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and are not subject to pre-market regulatory approval in the United States. Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.

In addition, third-party manufacturers produce the products we sell. As a distributor of products manufactured by third parties, we may be liable for various product liability claims for products we do not manufacture. Although our purchase agreements with our third-party vendors typically require the vendor to indemnify us to the extent of any such claims, any such indemnification is limited by its terms. Moreover, as a practical matter, any such indemnification is dependent on the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. We may be unable to obtain full recovery from the insurer or any indemnifying third party in respect of any claims against us in connection with products manufactured by such third party.

Even with adequate insurance and indemnification, product liability claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a material adverse effect on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We may experience product recalls, which could reduce our sales and margin and adversely affect our results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products.

As is common in our industry, we rely on our third-party vendors to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements. In general, we seek representations and warranties, indemnification and/or insurance from our vendors. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products, and materially and adversely affect the market price of our common stock. In addition, the failure of such products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operation.

An increase in the price or shortage of supply of key raw materials could adversely affect our business.

Our products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, it could result in a significant increase to us in the prices our contract manufacturers and third-party manufacturers charge us for our branded products and third-party products. Raw material prices may increase in the future and we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers' ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales.

Risks Associated with Our Common Stock

We have no plans to pay dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our business, financial condition, results of operations, capital requirements, investment opportunities and restrictions imposed by any agreements.

Because our common stock is deemed a “penny stock,” an investment in our common stock should be considered high risk and subject to marketability restrictions.

Since our common stock is a penny stock, as defined in Rule 3a51–1 under the Exchange, it will be more difficult for investors to liquidate their investment. Until the trading price of our common stock rises above $5.00 per share, if ever, trading in our common stock is subject to the penny stock rules of the Exchange Act specified in Rules 15g–1 through 15g–10. Those rules require broker–dealers, before effecting transactions in any penny stock, to:

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deliver to the customer, and obtain a written receipt for, a disclosure document;

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disclose certain price information about the stock;

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disclose the amount of compensation received by the broker–dealer or any associated person of the broker–dealer;

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send monthly statements to customers with market and price information about the penny stock; and

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in some circumstances, approve the purchaser’s account under certain standards and deliver written statements to the customer with information specified in the rules.

Consequently, the penny stock rules may restrict the ability or willingness of broker–dealers to sell our common stock and may affect the ability of holders to sell their common stock in the secondary market and the price at which such holders can sell any such securities. These additional procedures could also limit our ability to raise additional capital in the future.

As an issuer of “penny stock,” the protection provided by the federal securities laws relating to forward-looking statements does not apply to us.

Although federal securities laws provide a safe harbor for forward–looking statements made by public companies that file reports under the federal securities laws, this safe-harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

Financial Industry Regulatory Authority (“FINRA”) sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require a broker-dealer, in recommending an investment to a customer, to have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low–priced securities to their non–institutional customers, broker–dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculative low–priced securities will not be suitable for at least some customers. FINRA requirements make it more difficult for broker–dealers to recommend that their customers buy our common Stock, which may limit your ability to buy and sell our common stock and have an adverse effect on the market for our common stock.

Our common stock has a limited public trading market.

While our common stock currently trades OTC, the market for our common stock is limited and sporadic. We cannot assure that such market will improve in the future, even if our common stock is ever listed on a national stock exchange. We cannot assure that an investor will be able to liquidate his investment without considerable delay, if at all. If a more active market for our common stock does develop, the price may be highly volatile. The factors which we have discussed in this document may have a significant impact on the market price of our common stock. The relatively low price of our common stock may keep many brokerage firms from engaging in transactions in our common stock.

The Over–the–Counter market for stock such as ours has had extreme price and volume fluctuations.

The securities of companies such as ours have historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as new product developments and trends in our industry and in the investment markets generally, as well as economic conditions and annual variations in our operational results, may have a negative effect on the market price of our common stock.

Additional stock offerings may dilute current stockholders.

Given our plans and our expectation that we may need additional capital and personnel, we may need to issue additional shares of capital stock or securities convertible into or exercisable for shares of capital stock, including preferred stock, options or warrants. The issuance of additional capital stock may dilute the ownership of our current stockholders.

Our management collectively beneficially owns approximately 92.2% of our presently outstanding common stock and this concentration of ownership may have the effect of preventing a change in control.

Collectively our officers and directors beneficially own approximately 92.2% of our outstanding shares of common stock. As a result, our officers and directors have the ability, by virtue of their voting power, to effectively control our business with respect to the election of directors and all other matters requiring action by stockholders. Such concentration of share ownership may have the effect of discouraging, delaying or preventing a change in control of the Company.

CAUTIONARY STATEMENT REGARDING FORWARD–LOOKING STATEMENTS

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect us. From time to time, our management or persons acting on our behalf make forward–looking statements to inform existing and potential security holders about us. We have attempted to identify forward–looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. Although we do not make forward–looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” or elsewhere in this report, which may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward–looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time, and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward–looking statements. The factors affecting these risks and uncertainties include, but are not limited to:

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significant competition in our industry;

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unfavorable publicity or consumer perception of our products;

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the incurrence of material product liability and product recall costs;

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loss or retirement of key members of management;

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costs of compliance and our failure to comply with new and existing governmental regulations;

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costs of litigation and the failure to successfully defend lawsuits and other claims against us;

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economic, political and other risks associated with our international operations;

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our failure to keep pace with the demands of our customers for new products;

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disruptions in our distribution network;

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the lack of long-term experience with human consumption of ingredients in some of our products;

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our failure to adequately protect or enforce our intellectual property rights against competitors;

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changes in raw material costs and pricing of our products; and

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the impact of current economic conditions on our business.

All forward–looking statements speak only as of the date made. All subsequent written and oral forward–looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, we undertake no obligation to update any forward–looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

The proceeds from the sale of the Resale Shares that may be offered pursuant to this prospectus will be received directly by the selling stockholders, and we will not receive any proceeds from the sale of these shares.

DILUTION

The shares of common stock to be sold by the selling stockholders pursuant to this prospectus are currently issued and outstanding. Accordingly, there will be no dilution to our existing stockholders as a result of this offering.

SELLING STOCKHOLDERS

The selling stockholders are offering 12,404,860 shares of our common stock in this prospectus including (i) 10,797,103 Resale Common Shares, (ii) 256,919 Resale Option Shares, (iii) 1,345,688 Resale Warrant Shares, (iv) 1,900 Series A Resale Preferred Shares and (v) 3,250 Series D Resale Preferred Shares.

The Resale Common Shares being offered by RENN Universal Growth Investment Trust PLC and RENN Global Entrepreneurs Fund Inc. (collectively, the “RENN Investors”) were acquired by Renaissance Capital Growth & Income Fund III, Inc., Renaissance US Growth Investment Trust Plc and Global Special Opportunities Trust Plc and later distributed to the RENN Investors.  Russell Cleveland, a current member of the Company’s board of directors and former chairman of the board of directors and chief executive officer of the Company, is the president, chief executive officer, sole director and majority shareholder of Renn Capital Group, Inc. which serves as investment manager to the RENN Investors.

The Resale Shares being offered by Stephen Adelé Enterprises, Inc. and James and Kristin Black were issued to such selling stockholders in connection with the Merger.  Stephen Adelé, a current member of the Company’s board of directors and the Company’s current president and chief executive officer, is the sole shareholder of Stephen Adelé Enterprises, Inc.

The Resale Shares being offered by Robert M. Galecke were issued to Mr. Galecke for the performance of services prior to the Merger.

The Resale Warrant Shares include (i) shares underlying warrants issued to the RENN Investors, (ii) shares underlying a warrant issued to Avidbank Corporate Finance, a division of Avidbank in connection with the Merger, (iii) shares underlying a warrant issued to Breakwater Structured Growth Opportunities Fund, L.P. in connection with the Merger, (iv) shares underlying a warrant issued to Transition Partners, Limited in connection with the Merger, (v) shares underlying warrants issued to Microcap Headlines, Inc. for marketing services (vi) and  shares underlying warrants issued to Mr. Galecke for the performance of services prior to the Merger.

The Resale Option Shares include (i) shares underlying options issued to R. Jerry Falkner for investor relation services, (ii) shares underlying options issued to Chad Biggins for marketing services, (iii) shares underlying options issued to Chad Buckendahl for marketing services and (iv) shares underlying options issued to Mr. Galecke for the performance of services prior to the Merger.

The Series A Preferred Shares constitute shares issuable upon the conversion of currently outstanding Series A Preferred Stock.

The Series D Resale Preferred Shares constitute shares issuable upon the conversion of currently outstanding Series D Preferred Stock.

Certain of the selling stockholders may be deemed affiliates of the Company.  The selling stockholders entered into the Investor Rights Agreement, which was entered into at the time of the Merger.  See “Description of Capital Stock – Investor Rights Agreement” for a description of the terms of the Investor Rights Agreement.

The Resale Shares are being registered to permit public sales of the Resale Shares.  The selling stockholders may offer the Resale Shares for resale from time to time pursuant to this prospectus.  The selling stockholders may also sell, transfer or otherwise dispose of all or a portion of their Resale Shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares.  We may from time to time include additional selling stockholders in amendments to this prospectus.

The following table sets forth information, as of April 26, 2013, with respect to the Resale Common Shares, the Resale Option Shares, the Resale Warrant Shares, the Series A Resale Preferred Shares and the Series D Resale Preferred Shares owned by each selling stockholder and the number of Resale Shares that may be offered pursuant to this prospectus.  Unless otherwise indicated below, to our knowledge each selling stockholder named in the table has sole voting and investment power with respect to the shares of common stock beneficially owned by it.  See “Security Ownership of Certain Beneficial Owners and Management” for additional information regarding the beneficial ownership by the selling stockholders of their securities in the Company.  As used in this prospectus, the term “selling stockholders” has the meaning set forth in the “Plan of Distribution” section of this prospectus. The information is based on information provided by or on behalf of the selling stockholders.

We do not know when or in what amounts any selling stockholder may offer shares for sale.  Because (i) the selling stockholders may offer all or some of the shares pursuant to this offering, (ii) there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, (iii) the selling stockholder may acquire additional shares from us or in the open market in the future, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided.  The column captioned “Shares Beneficially Owner After the Offering” in the following table has been prepared on the assumption that all Resale Shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders, and that all Resale Option Shares, Resale Warrant Shares and Resale Preferred Shares will continue to be owned by the selling stockholders after the offering.

Selling Stockholder	Shares Beneficially Owned Prior to the Offering		Shares Offered Hereby	Shares Beneficially Owned After the Offering
	Number	Percent of Class(1)		Number	Percent of Class(1)

Stephen Adelé Enterprises, Inc.(2)	6,680,203	52.9%	6,680,203	—	*
RENN Universal Growth Investment Trust PLC(3)	3,159,379	25.3%	3,159,379	501,300	4.0
RENN Global Entrepreneurs Fund Inc.(4)	1,284,999	10.2%	1,284,999	171,209	1.4
Breakwater Structured Growth Opportunities Fund, L.P.(5)	420,529	3.3	420,529	420,529	3.3
James and Kristin Black	329,502	2.6	329,502	—	*
R. Jerry Falkner(6)	125,000	*	125,000	125,000	*
Transition Partners, Limited(7)	123,563	*	123,563	123,563	*
Microcap Headlines, Inc.(8)	100,000	*	100,000	100,000	*
Chad Biggins	50,000	*	50,000	50,000	*
Chad Buckendahl	50,000	*	50,000	50,000	*
Robert M. Galecke(9)	48,284	*	48,284	32,401	*
Avidbank Corporate Finance, a division of Avidbank(10)	33,401	*	33,401	33,401	*

_________________________

*

Less than 1%

(1)

Applicable percentage ownership is based on 12,622,756 shares of common stock outstanding as of April 30, 2013 and on common stock owned by the selling stockholder including securities owned by the selling stockholder that are exercisable for or convertible into shares of common stock within 60 days of April 30, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock underlying securities that are currently exercisable or convertible or exercisable or convertible within 60 days of April 30, 2013 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person.

(2)

Stephen Adelé Enterprises, Inc., the record holder of the shares of common stock, is wholly owned by Stephen Adelé, the Company’s president and chief executive officer and a member of the Company’s board of directors.

(3)

Beneficial ownership includes 2,658,079 shares of common stock, 498,725 shares of common stock issuable upon the exercise of warrants, 950 share of common stock issuable upon conversion of Series A Preferred Stock and 1,625 shares of common stock issuable upon the conversion of Series D Preferred Stock. Russell Cleveland, a member of the Company’s board of directors and the former chief executive officer of the Company, is employed as president and chief executive officer of RENN Capital Group, Inc., which serves as investment manager to RENN Universal Growth Investment Trust PLC.

(4)

Beneficial ownership includes 1,113,790 shares of common stock, 168,634 shares of common stock issuable upon the exercise of warrants, 950 share of common stock issuable upon conversion of Series A Preferred Stock and 1,625 shares of common stock issuable upon the conversion of Series D Preferred Stock.  Russell Cleveland, a member of the Company’s board of directors and the former chief executive officer of the Company, is employed as president and chief executive officer of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund Inc.

(5)

Beneficial ownership includes 420,529 shares of common stock issuable upon the exercise of warrants.

(6)

Beneficial ownership includes 125,000 shares of common stock issuable upon the exercise of options.

(7)

Beneficial ownership includes 123,563 shares of common stock issuable upon the exercise of warrants.

(8)

Beneficial ownership includes 100,000 shares of common stock issuable upon the exercise of warrants.

(9)

Beneficial ownership includes 17,519 shares of common stock, 31,918 shares of common stock issuable upon the exercise of options and 836 shares of common stock issuable upon the exercise of warrants.

(10)

Beneficial ownership includes 33,401 shares of common stock issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

We are registering Resale Shares held by selling stockholders.  As used in this prospectus, the term “selling stockholders” includes the named selling stockholders and any donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, distribution, foreclosure on a pledge, or other non-sale related transfer after the date of this prospectus.  The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale.  Sales may be made OTC or on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale.  Each selling stockholder reserves the right, together with its agents from time to time, to accept or reject, in whole or in part, any proposed purchase of the shares of common stock for any reason, including if they deem the purchase price to be unsatisfactory at any particular time.

In addition, the selling stockholders may sell the Resale Shares from time to time by one or more of the following methods permitted pursuant to applicable law, without limitation:

•

block trades (which may involve crosses) in which a broker or dealer will be engaged to attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

direct sales to purchasers;

•

purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

•

ordinary brokerage transactions and transactions in which the broker solicits purchases;

•

privately negotiated transactions;

•

bidding or auction process;

•

closing out of short sales;

•

transactions in which the broker solicits purchasers;

•

satisfying delivery obligations relating to the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

•

one or more underwritten offerings on a firm commitment or best efforts basis;

•

any combination of any of these methods; or

any other method permitted pursuant to applicable law.

The selling stockholder may distribute the securities from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the times of sale, at prices related to these prevailing market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices.  The selling stockholders may effect these transactions by selling the Resale Shares to market-makers acting as principals or through brokers-dealers or agents, and these persons may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the securities for whom such persons may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).  Market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk.  It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The shares may be sold according to any one or more of the methods described above.  In addition, subject to compliance with applicable law and Company policy, the selling stockholder may enter into option, derivative or hedging transactions with respect to the shares, and any related offers or sales of shares may be made under this prospectus.  In some circumstances, for example, the selling stockholder may write call options, put options or other derivative instruments (including exchange-traded options or privately negotiated options) with respect to the shares, or which it settles through delivery of the shares.  These option, derivative and hedging transactions may require the delivery to a broker, dealer or other financial institution of shares offered under this prospectus, and that broker, dealer or other financial institution may resell those shares under this prospectus.  A selling stockholder or his successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder.  The selling stockholder may offer and sell the shares under any other method permitted by applicable law.

If a material arrangement with any broker-dealer or other agent is entered into for the sale of any shares of common stock through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, disclosing the material terms and conditions of these arrangements.

The selling stockholders may from time to time deliver all or a portion of the shares offered hereby to cover a short sale or upon the exercise, settlement or closing of a call equivalent position or a put equivalent position.

The SEC may deem a selling stockholder and any broker-dealers or agents who participate in the distribution of common stock to be “underwriters” within the meaning of Section 2(11) of the Securities Act.  As a result, the SEC may deem any discounts and commissions received by such broker-dealers or agents and any profit on the resale of the common stock by the selling stockholder to be underwriting discounts or commissions under the Securities Act. Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, a selling stockholder will be subject to the prospectus delivery requirements of the Securities Act and also may be subject to liabilities under the securities laws, including Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.  To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholder and any broker-dealer, underwriter or agent regarding the sale of the common stock.

In order to comply with the applicable securities laws of particular states, if applicable, the Resale Shares will be sold in the jurisdictions only through registered or licensed brokers or dealers.

In addition, if applicable, in particular states the Resale Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Each selling stockholder and any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person.  Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock.  We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.  These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

To the extent required, this prospectus will be amended or supplemented from time to time to describe a specific plan of distribution or to disclose additional information with respect to any sale or other distribution of the shares.

The selling stockholder may also sell its shares in accordance with Rule 144 under the Securities Act, to the extent available, or pursuant to other available exemptions from the registration requirements of the Securities Act, rather than pursuant to this prospectus.

We will pay for all costs of the selling stockholders of this registration, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; except that the selling holders will pay all brokerage commissions, underwriting discounts and selling expenses, if any.

We have agreed to indemnify the selling stockholders against particular liabilities, including liabilities under the Securities Act, incurred in connection with the offering of the Resale Shares.  We and the selling stockholders may agree to indemnify any underwriter, broker, dealer or agent that participates in transactions involving sales of the Resale Shares against certain liabilities, including liabilities arising under the Securities Act.

Once sold under the registration statement, of which this prospectus forms a part, the Resale Shares will be freely tradable in the hands of persons other than our affiliates.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 56,250,000 shares of Common Stock, par value $0.01 per share. As of April 30, 2013, there were 12,662,756 shares of Common Stock outstanding.

Dividend Rights

The Delaware General Corporation Law (the “DGCL”) permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock.  Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend are subject to the discretion of our board of directors. The time and the amount of dividends will be dependent upon the our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

We are restricted from declaring and paying dividends on our common stock so long as any dividends remain accrued and unpaid on our Series D Preferred Stock.  In addition,, we are currently prohibited from declaring dividends under our revolving credit facility without the prior written consent of our lender. We have not declared any dividends and do not plan to declare any dividends in the foreseeable future.

Voting Rights

Holders of the Common Stock are entitled to one vote per share in all matters as to which holders of Common Stock are entitled to vote. Holders of not less than a majority of the outstanding shares of Common Stock entitled to vote at any meeting of stockholders constitute a quorum unless otherwise required by law.

Election of Directors

Directors hold office until the next annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. There is no cumulative voting for directors.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, holders of our common stock have the right to receive ratably and equally all of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.

Redemption

Our common stock is not redeemable or convertible.

Preemptive Rights

Holders of our common stock do not have preemptive rights.

Other Provisions

The common stock offered by this prospectus has been duly and validly authorized by the Company, duly and validly issued, and is fully paid and non–assessable.

This section is a summary and may not describe every aspect of our common stock that may be important to you. We urge you to read applicable Delaware law, our articles of incorporation and bylaws, as amended, because they, and not this description, define your rights as a holder our common stock. See “Where You Can Find More Information” for information on how to obtain copies of these documents.

Transfer Agent

Our transfer agent and registrar for our common stock is Corporate Stock Transfer, Inc.

Listing

Our Common Stock is traded OTC under the symbol “IFIT.”

Investor Rights Agreement

On April 5, 2012, in connection with the closing of the Merger, the Company entered into an investor rights agreement (the “Investor Rights Agreement”) with the RENN Investors, Stephen Adelé Enterprises, Inc., Stephen Adelé, Avidbank Corporate Finance, a division of Avidbank, Breakwater Structured Growth Opportunities Fund, L.P., James and Kristin Black, Transition Partners, Limited, Aaron Lord, Collin Cogdill, James Cuculo, Andrea Clem, Sue Mosebar, Jocelyn Evans and Michael Wilemon (collectively, the “Holders”). Pursuant to the Investor Rights Agreement, the Holders are entitled to registration rights, subject to certain limitations, with respect to Resale Common Shares, Resale Warrant Shares, Resale Options Shares and Resale Preferred Shares (collectively, the “Registrable Securities”).  Pursuant to the Investor Rights Agreement, the Company is obligated to file, within six months of the closing date of the Merger, a “shelf” registration statement registering all of the Registrable Securities. If the Company is unable to include all of the Registrable Securities on the initial registration statement it is obligated to file additional registration statements until all of the Registrable Securities have been included on effective registrations statements.

The Investor Rights Agreement was amended on October 4, 2012 and April 5, 2013 to extend the date pursuant to which the Company is obligated to file a “shelf” registration statement registering all of the Registrable Securities.

Rights under the Registration Rights Agreement are assignable by holders of Registrable Securities in conjunction with permitted transfers of Registrable Securities.

The Company will bear the expenses incurred in connection with the filing of any such registration statements, including all reasonable expenses incurred in performing its obligations under the Investor Rights Agreement.  The Holders will pay the underwriting commissions and fees associated with the sale of their respective securities in any underwritten offering. The preceding summary of the Investor Rights Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Anti-takeover Effects of Certain Provisions of Our Charter and Bylaws

Some provisions of our charter and our bylaws contain provisions that could make it more difficult to acquire the Company by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors.  These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids.  These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors.  We believe that the benefits of increasing protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock

The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings

Our charter and bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, the chief executive officer, the president or by a resolution adopted by a majority of the whole board of directors of the Company.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Amendment of the certificate of incorporation

Our charter provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66⅔% of the voting power of all then outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of the Company’s charter inconsistent with the current provisions of the Company’s charter dealing with the board of directors, bylaws, meetings of the Company’s stockholders or amendment of the Company’s charter.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

ABOUT THE COMPANY

Business

Overview

Integrated was formed in December 1991 as a Delaware corporation and became publicly traded in April 1993.  On April 5, 2012, iSatori Tech was merged with and into Merger Sub, a Delaware corporation and wholly-owned subsidiary of Integrated, with iSatori Tech surviving as a wholly-owned subsidiary of Integrated.  Prior to consummation of the Merger, Integrated was a shell company, as that term is defined in Rule 12b-2 under the Exchange Act, with virtually no operations.

On June 29, 2012, Integrated completed a “short form” merger under §253 of the Delaware General Corporation Law pursuant to which iSatori Tech was merged with and into Integrated with Integrated continuing as the surviving corporate.  In connection with the merger, Integrated changed its name to iSatori, Inc.

Business Description and Plan of Operation

iSatori is engaged in researching, designing, developing, contracting for the manufacture of, marketing, selling and distributing of various nutritional and dietary supplement products for the general nutrition market. The “general nutrition market” may include such activities as body-building, physique enhancement (increase of lean body mass and decrease in fat mass) and enhanced athletic performance through increased strength and/or endurance and proper nutrition.  iSatori distributes its products to thousands of retail stores, those include and/or have included  outlets such as GNC, Walmart, Costco, CVS, Walgreens, 7-Eleven and other Fortune 500 companies, augmented by internet sales through its proprietary online marketing new product launch system. The Company’s core competencies include the development of new, innovative products, supported by creative sales and marketing programs, all designed to expand its revenues and distribution in the rapidly growing nutritional products industry.

iSatori does engage from time to time in funding of clinical studies with the objective of discovering and/or validating claims of new, efficacious products for the Company’s relevant market as well as providing necessary and appropriate substantiation for any claims which the Company may use in its marketing and advertising. The Company markets products which are under its control and which are in some way proprietary to the Company. Some of the Company’s products are the subject of trademarks owned by the Company.

Market Overview for Plan of Operation

Principal Products.  iSatori is a direct online marketer and distributor to retailers of specialized nutritional supplements comprising four product families (sports nutritionals; energy products; meal replacements; and weight loss products).

•

Sport Nutritionals: Sports nutritionals, including powder and pill forms, are a $3.6-billion market, growing at 12.0% annually, and comprise nutritional ingredients and diet as it relates to bodybuilding, fitness and improving athletic performance. Sports nutrition’s primary goal is to enhance performance. First, it seeks to improve performance by seeking to improve body composition (e.g., muscle definition and loss of excess body fat), in order to increase speed, quickness, mobility, and strength. Second, sports nutritionals seek to help the speed of recovery from workouts in order to create more capacity for practicing and competition as the body is becoming more fit and adjusted to the coupling of the good nutrition incorporated into the workout regimen. Types of sports nutritional supplements marketed by iSatori include time-released branched-chain amino acids (Amino-Phase®), beta-alanine to delay muscle fatigue (Morph®), post-workout recovery (RestorAid™), creatine (3-XL™), natural testosterone booster (Isa-Test™), and a pre-workout performance enhancer (PWR™).

•

Energy & Sports Drink Products: Energy products, including energy and sports drinks and shots, are an approximately $15.1-billion market, growing at 18.0% annually. iSatori’s energy supplements, Energize and Energize Bullets™, are tablets and drinks whose primary purpose is to safely “boost energy,” provided by a combination of time-released caffeine, vitamins, and herbal formulations. The growth of the Energy Products supplement category has more recently been fueled by the introduction of category-leading “energy shots,” or three ounce drinks.

•

Meal Replacements: Meal replacement protein (“MRPs”), protein-based products related to weight loss and nutritional bars, are a $5.4-billion market, growing at 10.5% annually. MRPs are either pre-packaged powdered drink mixes or edible bars, designed to replace prepared meals or serve as a healthy snack. MRPs, such as iSatori’s Eat-Smart® branded bars and powders are high in protein, high in fiber, gluten free, have a moderate amount of carbohydrates, and contain a wide array of vitamins and minerals. The majority of MRPs use protein as the basis for their formula. A broad range of people, from trained athletes to everyday busy people, consume meal replacement protein supplements for a variety of reasons, namely to replace a traditionally unhealthy meal or snack with a healthy, protein-enriched alternative product.

•

Weight Loss Products: Weight loss (pill-form) products are a $1.5 billion market, growing at 5.0% annually. Methods to promote weight loss by using nutritional supplements are generally divided into four categories: thermogenics (calorie expenditure), appetite suppressants, carbohydrate and/or fat-blocker, and those that cause behavior modification. iSatori has a strong history of marketing weight loss products, as its original product, Lean System 7® (and its line extension, MX-LS7™), still compromises nearly 6% of its annual revenue. Other weight loss supplements marketed by iSatori include Curvelle™, HCG Activator™, African Mango Super-Fruit™, Razberri Ketone Slim, gcbLean800, and BellyOff.

The majority of the nutritional supplements iSatori sales are marketed under the iSatori brand. The brand focuses on supplements that iSatori believes are in high demand as well as specialty niche and proprietary formulations that iSatori believes could have strong margins.  These supplements include specialty formulas, combined with proprietary delivery technologies, which iSatori believes will contribute to an individual’s positive physical changes and mental well-being.

iSatori’s attempts to position its products for extended product lifecycles as well as attempting to introduce new products.  In 2011 and 2012, HCG Activator™, African Mango Super-Fruit™, and Razberri Ketone Slim became leading weight loss products in specialty retailers, such as GNC.  Other products include PWR™, a sports nutritional product designed to enhance energy and workout performance, and an emerging meal replacement protein product, Eat-Smart®.

iSatori’s products are designed to appeal to a variety of demographic groups, including those seeking to lose weight, improve their workout or athletic performance, increase their energy levels, and those who want to eat healthier using tasty, convenient meal replacement options. Each product is developed with a proprietary formula and a customized delivery system. iSatori further differentiates its products by conducting clinical trials on many of its products, where it considers appropriate. To date, seven scientific clinical studies, using the randomized, double-blind, placebo-controlled method have been performed on iSatori products, and one other is currently underway.  Each of these studies was funded either partially or entirely by iSatori and sample sizes ranged from 5 to 42 individuals.  These studies have either been presented at scientific conferences or published in peer-reviewed scientific journals, such as Nutrition or JISSN (Journal of the International Society of Sports Nutrition).

Distribution.  iSatori distributes its products directly to consumers through its websites and a proprietary online direct marketing system, as well as through wholesalers, specialty, grocery, convenience, drug and mass-market distribution channels via Fortune 500 partners. Through established distribution channels, iSatori has created channel access to over 120,000 domestic and international retail locations. iSatori products are sold in 24,000 retail locations and iSatori created marketing, promotion, and packaging devices in its efforts to drive demand for its products.

iSatori, in some cases, utilizes independent brokers, who work in conjunction with iSatori’s experienced sales employees and management to oversee the grocery, drug and mass market channels. iSatori sells its products to mass-market merchandisers either directly or through distributors of nutritional supplement products. Major distributor, grocery, drug, convenience, club and mass-market customers are and/or have included:

●	Albertsons	●	Drugstore.com	●	24 Hour Fitness
●	Amazon.com	●	Europa Sports	●	7-Eleven
●	Bally’s Total Fitness	●	GNC	●	Vitamin Shoppe
●	BodyBuilding.com	●	Kroger	●	Vitamin World
●	Costco	●	Rite Aid	●	Walgreen
●	CVS	●	Super Valu	●	Wal-Mart

Although iSatori’s direct to consumer online marketing channel comprises 24.6% of its sales revenue, GNC and The Vitamin Shoppe specialty retailers, collectively, make up an additional 42% of its sales revenue in 2012. iSatori expects these percentages to decrease as its product offerings begin distribution in grocery, drug and other mass market retailer locations.

During the fiscal year ended December 31, 2012, General Nutrition Distribution (GNC) and Vitamin Shoppe Industries represented 28.0% and 14.0% of iSatori’s revenues, respectively.

Customers.  iSatori’s internal research indicates its target consumer understands and appreciates that iSatori products are well researched, premium and will oftentimes cost more than other competitive products; however, such customers are willing to spend more because of the scientific evidence and market credibility of iSatori products.  This is evidenced by the company’s strong repurchase rate.

iSatori believes that it provides retailers in its distribution channels with services and products tailored to meet their individual business needs. In its mass-market distribution channel, iSatori’s managers and independent brokers work with corporate buyers focusing on new products, special promotional activities and brand and category awareness in order to attempt to increase the amount of consumer purchases of its products. The objective of these activities is to build strong relationships with retailing partners, to increase the number of stores carrying products and improve the profitability of the items sold within each trading partner.

Marketing.  iSatori’s management team possess a strong background in marketing nutritional supplements. As such, its core strategy has been to build brands within its channels of distribution that are appropriate for each product brand and to develop increased brand awareness and strong brand recognition among consumers seeking products with a reputation for quality and innovation. iSatori has utilized public relations campaigns, coupons, print, radio, online and television advertising, plus cooperative and other incentive programs to build consumer awareness and generate trial and repeat purchases to drive sales revenue. Marketing and sales groups regularly review the media mix for its effectiveness in creating consumer demand and the highest return on investment dollars.

In addition, iSatori’s conventional distribution marketing and its proprietary internet marketing strategy are designed to increase awareness of proprietary brands and drive targeted traffic to iSatori’s websites to make purchases. Through iSatori’s online marketing system, its affiliates use a multi-channel approach which includes search engine marketing, email campaigns, banner advertisements and additional affiliate programs to acquire new customers and retain a repeatable customer base.

In doing so, iSatori utilizes the following online marketing methods:

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Search Engine Marketing. Search engine marketing initiatives include managing many relevant keywords and phrases on search engines, shopping engines and other online media. iSatori monitors the performance of its online advertising daily and adjusts initiatives to cost-effectively acquire new customers. The strength of iSatori’s online content provides a strong natural search ranking which iSatori believes drives traffic to its sites cost-effectively.

•

Email Campaigns. Periodic email marketing campaigns distribute diet, training, and health product information and promotional incentives to customers. These campaigns are designed to promote repeat purchases, customer referrals and customer retention.

•

Cost Per Acquisition Marketing. Opt-in direct mail marketing campaigns are key areas of focus in iSatori’s multi-channel strategy. iSatori currently circulates a periodic product catalog to all active distributors and customers. iSatori also includes promotional inserts with all product shipments to generate awareness of new products, categories and special incentive offers for repeat purchases.

•

Affiliate Programs. Participants in iSatori’s affiliate program are selected based on relevancy, content and reach. Affiliates receive commissions, or flat rate fees, by referring visitors who then complete a purchase on iSatori’s websites. Affiliate websites typically generate referrals through keywords, text links, banner advertisements, or email marketing campaigns to their customer bases.

Competition.  The nutritional supplement products market is large, growing, competitive and highly fragmented. iSatori competes with a variety of companies operating in one or more distribution channels, including retail stores, online commerce, direct distribution or direct selling. iSatori’s current or potential competitors include the following:

•

Health and natural specialty retailer’s private label brands, such as GNC’s Pro Performance™, Vitamin World’s Body Fortress™ and Vitamin Shoppe’s Body Tech™.

•

Multi-level, direct-selling marketers, such as USANA Health Sciences and Herbalife.

Sales of nutritional supplements are highly competitive. All vendors compete vigorously to defend their positions within each market account. Many specialty retailers emphasize their own in-house private label brand, which creates additional competition. Some retailers have more than one private label brand. Vendors to the mass-market retailers continually analyze their own shelf space as well as that of their competitors in an effort to maximize profits for themselves and the mass-market retailer. The result is a cycle in which companies remove slower selling products from store shelves, replacing them with faster selling products.

iSatori believes it can compete favorably based its management team’s prior experience combined with the principal competitive factors in its market, which include product innovation and quality, effectiveness, scientific evidence, brand recognition and customer service and support.

Manufacturing, Raw Materials and Principal Suppliers. All of iSatori’s products are manufactured by pre-selected contract manufacturers.  iSatori utilizes eight third-party manufacturers to provide its finished products. Each contract manufacturer is required by iSatori to maintain the highest standards in GMP (Good Manufacturing Practices)-certification of quality control consistent with federal regulatory guidelines and to manufacture iSatori products according to iSatori’s strict specifications. In most cases, contract manufacturers purchase the raw materials based on iSatori’s specifications; however, from time to time, iSatori will license particular raw material ingredients and supply its own source to the manufacturer.  Once produced, in addition to in-house testing performed by the contract manufacturer, iSatori may also perform independent analysis and tests.  The contract manufacturer ships the finished product to distributors, customers or iSatori’s central fulfillment center in Golden, Colorado. iSatori has implemented vendor qualification programs for all of its suppliers and manufacturers, including analytical testing of purchased products.  As part of the vendor program, iSatori also periodically inspects vendors’ facilities to monitor quality control and assurance procedures.

Intellectual Property.  iSatori regards intellectual property, including its trademarks, service marks, website URL (domains) and other proprietary rights, as valuable assets. iSatori believes that protecting such intellectual property is crucial to its business strategy.  iSatori pursues registrations of the registrable trademarks and service marks associated with its key products in the United States, Canada, Europe and other places it distributes its products.

iSatori formulates the products using proprietary ingredient formulations and flavoring systems.  To further protect its product formulations and flavors, iSatori enters into agreements with manufacturers which provide exclusivity to certain products formulations and delivery technologies.  When appropriate, iSatori will seek to protect its research and development efforts by filing patent applications for proprietary product technologies or ingredient combinations.

Seasonality.  iSatori’s operations have not historically been subject to seasonality in any material respect.

Existing or Probable Governmental Regulations

Overview.  Many aspects of iSatori’s activities are subject to extensive regulation in the U.S. and abroad.  The research, development, manufacture, processing, packaging, labeling, distribution, sale, advertising, and promotion of the Company’s products, and disposal of waste products arising from these activities, are subject to regulation by one or more federal agencies and their state equivalents, including the Food and Drug Administration (“FDA”), the Federal Trade Commission, the Environmental Protection Agency (“EPA”), the U.S. Department of Agriculture (“USDA”), and the Consumer Product Safety Commission (“CPSC”), as well as by comparable or similar state agencies and government authorities in those foreign countries in which we distribute some of our products.  iSatori’s importation of products into the U.S. is regulated by Customs and Border Protection (“CBP”).

FDA Regulation.  FDA regulates almost all aspects of the manufacture, packaging, labeling, holding, sale, and distribution of food and nutritional supplement products.  The agency has broad regulatory authority in this domain, as well as a host of enforcement tools to ensure regulatory compliance.  FDA has the authority to conduct facility inspections, issue inspectional observations, and issue enforcement letters regarding non-compliance (called “untitled letters” and “warning letters”).  The agency also has the power to publicize regulatory violations, to recall products that pose serious health hazards, and to pursue enforcement actions in federal courts, including product seizures, injunctions, or criminal prosecutions.  The recently enacted FDA Food Safety Modernization Act (“FSMA”) has increased FDA’s authority with respect to food safety.  As the agency begins to implement this law, there will likely be increased regulation and increased regulatory scrutiny with respect to food and nutritional supplements.

FDA regulates food under the FDCA and its implementing regulations.  Food must be manufactured in accordance with current Good Manufacturing Practices (“cGMP”), a stringent set of regulations that prescribe extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements.  FDA imposes specific requirements for the labels and labeling of food and nutritional supplements, including the requirements of the Food Allergen Labeling and Consumer Protection Act of 2004 (“FALCPA”), which mandates declaration of the presence of major food allergens.

FDA regulates nutritional supplements (which are called “dietary supplements” under U.S. law) principally under the Dietary Supplement Health and Education Act of 1994, or DSHEA. DSHEA defines dietary supplements as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, constituents, extracts or combinations of such dietary ingredients.  Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying FDA.  However, a dietary ingredient that was not marketed in the United States before October 15, 1994 must be the subject of a notification submitted to FDA unless the ingredient has been present in the food supply as an article used for food and has not been chemically altered.  A new dietary ingredient notification must provide FDA evidence of a history of use or other evidence of safety, and must be submitted to FDA at least 75 days before the initial marketing of the new dietary ingredient.

DSHEA permits statements of nutritional support to be included in labeling for dietary supplements without FDA pre-approval.  Such statements may describe how a particular dietary ingredient affects the structure or function of the body or general well-being, but may not state that a dietary supplement will diagnose, cure, mitigate, treat, or prevent a disease unless such claim has been reviewed and approved by FDA.  A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. In some circumstances it is necessary to disclose on the label that FDA has not evaluated the statement, to disclose the product is not intended to diagnose, treat, cure or prevent a disease, and to notify FDA about the use of the statement within 30 days of marketing the product.

Dietary supplements must be manufactured in accordance with cGMPs specific to this product category.

FDA’s regulation of marketed dietary supplements also includes the requirement that companies monitor the safety of their products through measures such as mandatory reporting of serious adverse events.

On November 14, 2012 the Food and Drug Administration (“FDA”) conducted an inspection of the Company’s warehouse and operations.  At the conclusion of the inspection a Form 483 was provided to the company with three observations regarding the establishment of specific written procedures for quality control personnel, specific written procedures for the handling and investigation of customer complaints, and specific written procedures for the storage of dietary supplements.

In reference to all of these observations, the company has engaged a cGMP expert consultant to assist with the opening of a Corrective and Preventative Action (“CAPA”) plan and the initiation of the appropriate Change Orders to address the SOP’s to correct all of these observations.  Upon completion and implementation of the CAPA plan the Company will notify the FDA to conduct a validation inspection.

FTC Regulation.  The FTC exercises jurisdiction over the advertising of various products, including food and dietary supplements. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers of savings compared policies, telemarketing, continuity plans, and “free” offers.

State and Local Regulation.  The Company is also subject to regulation under various state and local laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and over-the-counter drugs. For example, Proposition 65 in the State of California sets forth a list of substances that are deemed ones that pose a risk of carcinogenicity or birth defects. If any such ingredient is contained in a nutritional supplement, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

In addition, from time to time in the future, the Company may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state or local regulatory authorities, to the repeal of laws or regulations that the Company generally considers favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

International Regulation.  Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain products. Compliance with such foreign governmental regulations is generally the responsibility of the Company’s distributors in those countries. These distributors are independent contractors whom the Company does not control.

The EU is responsible for the development of legislation governing foods, nutritional supplements, and medicines sold in Europe. Member States of the EU (“Member States”) are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU Commission. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislation in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy. The EU also regulates labels, labeling, and advertising associated with the promotion and sale of dietary supplements in Europe. These regulations may make it unlawful for the Company to sell in Europe certain products lawfully labeled and sold in the United States, adversely affecting the finances of the business.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990 (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (“MHRA”), an agency of the Department of Health. The MHRA determines if an herbal remedy is medicinal by virtue of its “presentation” or “function.” Food products are regulated by the Food Standard Agency (“FSA”), which reports to the Department of Health and to the Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA. Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the U.S. concerning medicines and healthcare products or material health products and is regulated by Health Canada.

Other Regulation.  The Company is also subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive acts and trade practices. In particular, under federal and state financial privacy laws and regulations, the Company must provide:

•

Notice to consumers of our policies on sharing non-public information with third parties;

•

Advance notice of any changes to our policies; and

•

With limited exceptions, provide consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties.

Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of the Company’s business.

There is currently uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, and libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject the Company to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or a change in application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on the Company’s business.

Current Regulatory Status.  Due to the high-profile nature of weight loss and dietary control products that are marketed actively by several nutritional supplement companies, including iSatori, FDA and the FTC have scrutinized this product category from time to time.  In November 2011, these agencies took joint enforcement action against companies marketing purported homeopathic drug products containing “Human Chorionic Gonadotropin” (“HCG”) for weight loss.  The letters asserted that the products were unapproved new drugs and made unsubstantiated claims.

iSatori markets and distributes “HCG Activator™”. HCG Activator™ is a natural alternative to HCG itself.  Other products that supply HCG itself are expensive and have potentially hazardous side effects.  These products are typically marketed in conjunction with a very low calorie diet, which itself may pose health hazards for consumers when followed without adequate medical supervision.  The components of the Company’s HCG Activator™ product enhance the body’s ability to produce HCG and, in contrast to competitor products that actually contain HCG, simply activate the body’s internal, organic production of HCG.

Although the Company’s HCG Activator™ product claims are, in iSatori’s opinion, substantiated through clinical studies, similar claims made by competitors about their products are not.  Although no specific regulatory action has been directed at the Company, and although the Company is not aware of any specific regulatory scrutiny being focused on itself or its HCG Activator™ product, this diet and weight loss category continues to be under general review by FDA, the FTC and other regulatory bodies.  Like other products in this category, HCG Activator™ is marketed in conjunction with a very low calorie diet, and FDA has expressed concerns about the safety of such diets.

Number of Employees

iSatori currently employs 20 full-time, two part-time, and one contract employees. Additionally, from time to time, iSatori utilizes the contracted services of temporary employees, call-center, fulfillment, and manufacturing companies.

Property

Intellectual Property

iSatori regards intellectual property, including its trademarks, service marks, website URL (domains) and other proprietary rights, as valuable assets. iSatori believes that protecting such intellectual property is crucial to its business strategy.  iSatori pursues registrations of the registrable trademarks and service marks associated with its key products in the United States, Canada, Europe and other places it distributes its products.

iSatori formulates the products using proprietary ingredient formulations and flavoring systems.  To further protect its product formulations and flavors, iSatori enters into agreements with manufacturers which provide exclusivity to certain products formulations and delivery technologies.  When appropriate, iSatori will seek to protect its research and development efforts by filing patent applications for proprietary product technologies or ingredient combinations.

Offices

iSatori currently leases office space at 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401, where its principal officers are located.

Legal Proceedings

The Company is engaged in various legal actions, claims and proceedings arising in the normal course of business, including claims related to breach of contracts, product liabilities and intellectual property matters resulting from the Company’s business activities. As with most actions such as these, an estimation of any possible and/or ultimate liability cannot always be determined. The following summaries highlight the current status of certain material commercial litigation in which the Company is involved.

Protica, Inc., a former manufacturer of products for the Company, sued the Predecessor Company for an alleged debt in the approximate amount of $384,000 and also unspecified damages for an alleged breach of an exclusive manufacturing agreement. The Company filed counterclaims alleging Protica breached the parties' agreement and the warranties implied therein and fraudulently concealed damage to the product manufactured for it resulting in an FDA recall of its product and loss of a significant portion of its commercial market. The case was filed February 15, 2011 in the United States District Court, Eastern District of Pennsylvania.  The Company sought an unspecified amount of direct damages, punitive damages, and attorneys' fees. The Company and Protica, Inc. fully and finally settle this matter effective April 1, 2013.  The settlement has been included in the Company’s year-end 2012 financial results.

The Company received a demand letter, dated February 17, 2012, from the Breeden Law firm, claiming the Company’s sale of its African Mango Super Fruit™ diet product, (the “Mango Product”) violated the California Consumer Legal Remedies Act and certain other provisions of California State law. This Letter demanded the Company: (i) substantiate its advertising claims with respect to the Mango Product; (ii) change its advertising with respect to the Mango Product; (iii) recall the Mango Product; (iv) identify all purchasers of the Mango Product; and (v) establish a fund for the providing for a full refund for all purchasers of the Mango Product. No formal litigation has been initiated against the Company as of this date.  On March 23, 2012, the Company received a letter from Vitamin World, Inc. (“Vitamin World”) requesting the Company indemnify Vitamin World for similar claims brought against it by the Breeden Law Firm concerning the Mango Product sold by Vitamin World. The Company’s indemnification obligations to Vitamin World arise from the standard terms and conditions contained in Vitamin World’s distribution agreements.  The Company has agreed to indemnify Vitamin World in this matter.

Arya Tabibnia brought a class action complaint against the Company which was filed on August 6, 2012 in the United States District Court for the Southern District of California (the “Tabibnia Action”), claiming the Company’s sale of its hCG Activator natural hCG alternative (the “Product”) violated the California Consumer Legal Remedies Act and certain other provisions of California state law.  The Company also received letters from GNC, Corp. and Vitamin Shoppe, Inc., demanding the Company indemnify them pursuant to their respective vendor agreements.  The Company is contractually obligated to indemnify both GNC, Corp. and Vitamin Shoppe, Inc. and will fulfill those responsibilities.

Jeffrey Grube brought a class action lawsuit against three firms, including the Company, based on the defendants' alleged marketing, distribution, or sales of products purporting to contain human chorionic gonadotropin ("hCG") or a natural hCG alternative. The case is referred to as Jeffrey Grube v. GNC, iSatori Technologies LLC, and HCG Platinum, LLC, Case No. 11-1005, filed August 4, 2011 in United States District Court for the Western District of Pennsylvania.  Grube claims that the defendants engaged in deceptive trade practices in violation of numerous state consumer protection laws, breached express warranties, and were unjustly enriched. The Company received a letter from GNC Corp., demanding the Company indemnify GNC Corp. pursuant to a distribution agreement between the Company and GNC Corp. The Company is contractually obligated to indemnify GNC Corp and will fulfill that responsibility.  The action has been dismissed voluntarily by the plaintiff; the Company believes that the claims represented by this action may ultimately be included in the claims advanced in the Tabibnia Action, described above.  As a result, no other actions are planned by the Company on this matter.

David Tawnsaura brought a class action complaint against the Company and 56 other retailers/distributors for infringement of a patented ingredient “Citriline Malate”.  This ingredient is utilized by the Company in certain of its product formulations. The court ordered the plaintiffs to resubmit their complaint and make it legally sufficient, which occurred on October 31, 2012.  The Company and many of the other defendants are contesting the alleged patent position of the plaintiff; accordingly, discovery in this matter has been stayed pending the resolution of this issue.

The Company received a demand letter dated August 7, 2012 from the Newport Trial Group of California, claiming the Company’s sale of its hCG Activator product violates the California Consumer Legal Remedies Act.  No formal litigation has been initiated against the Company as of this date.

In addition, we are subject to certain legal actions and claims arising in the ordinary course of our business. Although management recognizes the uncertainties of litigation, based upon the dollar amount involved, the nature and management’s understanding of the facts and circumstances which give rise to such actions and claims, management believes that such litigation and claims will be resolved without material effect on our financial position, results of operations or cash flows.

MARKET PRICE AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is quoted OTC market under the symbol “IFIT.”

The following table shows the range of high and low bid quotations for our common stock OTC. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The trading market in our securities may at times be illiquid due to low volume.

	Common Stock
	High	Low
Fiscal Year 2013
Second Quarter through April 26, 2013	3.85	3.50
First Quarter	3.75	2.47
Fiscal Year 2012
Fourth Quarter	$3.00	$1.64
Third Quarter	2.38	1.05
Second Quarter	1.34	0.45
First Quarter	1.45	0.40
Fiscal Year 2011
Fourth Quarter	$1.65	$0.97
Third Quarter(1)	2.50	0.50
Second Quarter(1)	0.60	0.25
First Quarter(1)	0.60	0.25

 (1)  Shares have been adjusted for the effect of the 1-for-100 reverse stock split effective January 31, 2011 and recorded on Feb 17, 2011.

Security Holders

On April 30, 2012, there were approximately 188 record holders of iSatori common stock.  iSatori believes that the number of beneficial owners may be greater than the number of record holders because a portion of its common stock is held of record through brokerage firms in “street name.”

Dividends and Other Distributions

We have not declared any dividends and do not plan to declare any dividends in the foreseeable future. We currently intend to retain earnings, if any, for use in our business.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information about securities that have been issued or are issuable under equity compensation plans as of December 31, 2012:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price Of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan
Equity Compensation plans approved by security holders
2011 Equity Incentive Plan	823,758	$0.57	50,102
1997 Omnibus Stock Plan	10,500	$41.54	—
2009 Long-Term Incentive Plan	81,816	$0.67	168,184
Total	916,074	$0.95	168,184

Recent Sales of Unregistered Securities

At the closing of the Merger, Integrated issued, or reserved for issuance, to the holders of iSatori Tech’s common stock, and holders of equity instruments convertible into shares of iSatori Tech’s common stock, an aggregate of approximately 8,410,973 shares of Integrated’s common stock.  The shares were issued in a private placement not involving a public offering under the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 145 under the Securities Act. Integrated has not engaged in general solicitation or advertising with regard to the issuance of its shares of common stock and has not offered securities to the public in connection with this issuance.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes to our financial statements. In addition to historical financial information, the following discussion and analysis contains forward–looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward–looking statements as a result of many factors, including those discussed under “Risk Factors”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

iSatori is engaged in researching, designing, developing, contracting for the manufacture, marketing, selling and distributing of various nutritional and dietary supplement products for the general nutrition market  through on-line marketing, and thousands of retail stores around the world. iSatori was formed in 2001 as a Colorado limited liability company and converted to a Colorado corporation in 2011. On June 29, 2012, the Company merged with and into Integrated Security System, Inc. and simultaneously changed its name to iSatori, Inc.  iSatori is headquartered in Golden, Colorado.

iSatori has distributed its products to thousands of retail stores, those have included outlets such as GNC, Wal-Mart, Costco, CVS, Walgreens, 7-Eleven and other Fortune 500 companies, augmented by internet sales through its proprietary online marketing new product launch system. The Company’s core competencies include the development of new, innovative products, supported by creative sales and marketing programs, all designed to expand its revenues and distribution in the rapidly growing nutritional products industry.

iSatori currently employs 20 full-time, two part-time and one contract employees. Additionally, from time to time, iSatori utilizes the contracted services of temporary employees, call-center, fulfillment, and manufacturing companies.

Recent Developments

Since September 30, 2012, iSatori has successfully launched two new weight loss pills gcbLEAN800 and BellyOFF through major specialty retail outlets and its wholesale distribution partner. The Company has also introduced a 45 gram version of its successful meal replacement EatSmart Bar, which is sold through its wholesale distribution partner.   The initial stocking order and subsequent fill-in orders of its newly reconstituted energy product, Energize™ was shipped to Walgreens, a Fortune 500 company and the largest drug retailer in the United States. Walgreens, a major mass merchandiser with over 8,300 retail outlets, distributes a variety of consumer goods, including nutritional supplements and energy products. Last, in April, the Company launched its highly anticipated, “game-changing”, new product Bio-Gro TM Protein Synthesis Amplifier, powered by Bio-Pro TM Bio-Active Peptides.   This creates a newly developed product category which has never existed in the sports nutrition industry.

iSatori, as of December 31, 2012, failed to meet a minimum tangible equity capital covenant in its agreement with Colorado Business Bank due to the booking of certain non-cash derivative valuations.  iSatori received an accommodation from Colorado Business Bank in the form of a waiver for the fiscal year ended December 31, 2012.   Additionally, Colorado Business Bank agreed to modify the affirmative covenant of minimum tangible equity capital to not less than $2,500,000 through the end of the agreement in July 2013.

Results of Operations

Comparison of the year ended December 31, 2012 and 2011

Merger Transaction

On April 5, 2012, Integrated and iSatori Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Integrated (“Merger Sub”), consummated a merger (the “Merger”) with iSatori Technologies, Inc., a Colorado corporation, pursuant to a Merger Agreement, dated as of February 17, 2012, by and among Integrated, Merger Sub and iSatori (the “Merger Agreement”). Pursuant to the Merger Agreement, iSatori was merged with and into Merger Sub with iSatori surviving as a wholly-owned subsidiary of Integrated. On June 29, 2012, iSatori Technologies, Inc. was merged with and into Integrated pursuant to a short-form merger effected under Delaware law. In connection with such merger, Integrated changed its name to iSatori, Inc. The trading symbol of the Company is “IFIT”.

Because of this merger transaction, and the corresponding payoff of the mezzanine financing, there were numerous one-time expenditures incurred by the Company, which has impacted the financial statement for the 2012 periods presented in this document. The Company has isolated approximately $441 thousand which has been expensed as of December 31, 2012 and are reflected in the table below.

iSatori Inc.
One-time Expenses

Merger-Related Expenses
Professional Fees	$26,898
Severance per Agreement	$28,600
Integrated operating loss for the period after the merger, prior to the upstream merger	$19,490

Total One-time Merger Related Expenses	$74,988

Mezzanine Financing Expenses at Payoff
Amortize remaining balance of Professional Fees	$44,995
Amortize remaining balance of Closing Fees, Debt Discount	$100,031
Payout of OID/Interest	$121,123
Negotiated Settlement for removal of Put Right	$100,000
Total One-time Mezzanine Financing Payoff Expenses	$366,149
Total One-time expenses	$441,137

Additionally $121 thousand was incurred in 2012 for an audit of the fiscal years 2010 and 2011, which were not incurred in the prior years.

Revenues

Our net revenues decreased slightly $70 thousand or 1% to approximately $9.39 million for the year ended December 31, 2012 compared to approximately $9.46 million for the year ended December 31, 2011. Product sales to mass customers were down $48 thousand or 27% and internet revenues derived from an internet marketing program offer were down $1.1 million or 32% from the previous period.  This was the result of a planned delay in launching the new internet marketing program with a new product.  We had stopped the previous trial at the end of 2011. Offsetting the decrease was product sales to our retail and distributor (domestic and international) which increased $1.0 million or 12% from the previous period.

The $96 thousand decrease in Other Revenue for the comparative period was also a related to the planned delay of the launch of the internet marketing trial program.

Cost of Sales

Cost of sales, which includes product costs, costs of warehousing and distribution, and freight costs increased $222 thousand, or 7% to approximately $3.48 million for the year ended December 31, 2012 compared to approximately $3.26 million for the same period in 2011. In 2011, margins were higher because of the contribution the internet marketing trial program provided.  The planned delay in 2012 of this program resulted in lower margins.

Operating Expenses

Selling and Marketing

Selling and Marketing expenses decreased $469 thousand or 15.3% to approximately $2.46 million for the year ended December 31, 2012 compared to approximatley$3.07 million for the same period in 2011.  The decrease can be attributed to the planned delay of the launch of the internet marketing trial program.  Without the anticipated revenue from the internet marketing trial program, the corresponding expense associated with the program was not realized. The decrease was offset by other forms of marketing activities, such as print advertising and tradeshows, which have increased in 2012.  The expenses for 2012 include approximately $144 thousand for the valuation of two options issued to consultants involved with the internet marketing program.

Salaries and Labor Related Expenses

Salaries and Labor Related Expenses increased $261 thousand or 15.8% to approximately $1.92 million for the year ended December 31, 2012 compared to approximately $1.66 million for the same period in 2011. This variance is related to the addition of four new personnel hires created in the fourth quarter, normal salary increases, stock based compensation, coupled with a severance payout of $29 thousand, as established in the Merger agreement with Integrated.

Administration

Administrative expenses increased $832 thousand or 151.5% to approximately $1.38 million for the year ended December 31, 2012 compared to approximately $549 thousand for the same period in 2011.  The increase in expenses were for professional fees incurred as a result of the Merger and mezzanine finance payoff  (totaling $72 thousand, see “Merger Transaction” paragraph above), accounting fees related to the audit of fiscal years 2010 and 2011, increased insurance expense, and increased legal fees related to ongoing litigation.

Depreciation and Amortization

Depreciation and Amortization expense decreased $3 thousand or -3% to approximately $80 thousand for the year ended December 31, 2012 compared to $82 thousand for the same period in 2011.  This is a result of the disposition of an auto asset at the beginning of 2012, as well as some of the assets owned by the Company have reached the end of their depreciable lives.

Gain on the sale of a product line

As mentioned in Note 4 - Sale of Product Line in the financial statements, the Company recognized a $500 thousand gain when the sale of dormant children’s vitamin product line was sold to an unrelated third party.  The sale was consummated in January 2012. In 2011, the Company recognized $100 thousand in other income for a portion of the non-refundable payment received in conjunction with the aforementioned sale (see Other Income (Expenses) section below).

Other Income (Expense)

For the year ended December 31, 2012 the Company recognized approximately $686 thousand in Other Expense, which includes roughly $91 thousand in negotiated settlements and $609 thousand related to the change in the value of derivative instruments, and is offset by roughly $13 thousand in Other Income related to the change in the marketable securities held by the Company which the company acquired as a result of the Merger.  The Company had approximately $96 thousand in Other Income for the year ended December 31, 2011which includes $36 thousand related the gain on forgiveness of accounts payable, $100 thousand as mentioned above for the non-refundable payment received in conjunction with the sale of a product line, offset by approximately $33 thousand in expense for the in the value of derivative instruments.

Financing Expenses

Financing expenses increased $173 thousand or 44% to approximately $567 thousand for the year ended December 31, 2012 compared to approximately $394 thousand for the same period in 2011.  This additional expense relates to the financing expenses incurred during the first quarter and the payoff of the Mezzanine Loan at the time of the Merger for a total of $200 thousand (see Note 8 -Long-Term Indebtedness and Interest and “Merger Transaction” paragraph above). All fees which were being amortized over the life of the loan were expensed in full at this time. This loan was entered into July 15, 2011.

Interest Expense

Interest expense increased $40 thousand or 23.9% to approximately $205 thousand for the year ended December 31, 2012 compared to approximately $166 thousand for the same period in 2011.  This additional expense relates to the interest incurred over the period up to the date of the Merger and the payoff of the original issue discount of the Mezzanine Loan, which totaled $121 thousand (see Note 8 -Long-Term Indebtedness and Interest and “Merger Transaction” paragraph above).

Income or Loss before income taxes

As a result of the foregoing, income or loss before income taxes was a loss of approximately $1.03 million, or -9.5% of product revenues for  the year ended December 31, 2012 compared to income of approximately $378 thousand or 3.4% of product revenues for the same period in 2011.

Without the corresponding one-time expenditures associated with the Merger (see “Merger Transaction” paragraph above) loss before income taxes would be approximately $589 thousand. Further, if the Company were to exclude the non-cash expense incurred for the year ended December 31, 2012 related to the Black-Scholes valuation of the various warrants and option totaling $858 thousand, the Company would have income before income taxes of approximately $270 thousand.

Income Tax Benefit

Income tax benefit was $737 for the year ended December 31, 2012 compared to an income tax benefit of approximately $225 thousand for the same period in 2011.  The net benefit incurred for the above mentioned period in 2012 was a result of the overall income for the short period to be filed for taxes for iSatori Technologies, Inc, (the “Predecessor Company”) prior to the Merger which resulted in tax expenses of approximately $68 thousand, and was offset by a benefit of approximately $67 thousand as a result of adjusting the net deferred tax asset. The benefit reported for the year ended December 31, 2011, was a result of recording a net deferred tax asset, by a credit to income tax expense, for temporary differences between financial reporting and the income tax basis of the existing assets and liabilities, when the Predecessor Company converted from a limited liability company to a corporation on September 1, 2011.

Net Income/(Loss)

As a result of the foregoing, the Company incurred a net loss of approximately $1.03 million, which amount is equal to -9.5% of product revenues for  the year ended December 31, 2012 compared to income of approximately $603 thousand, which amount is equal to 5.5% of product revenues for the same period in 2011.

Liquidity and Capital Resources

Cash Position

iSatori requires significant amounts of working capital to operate its business and to pay expenses relating to the development, testing and marketing of its products.  iSatori’s traditional use of cash includes primarily making significant expenditures to market new and existing products, as well as the financing of clinical studies for discovering new, efficacious products and providing necessary substantiation for claims iSatori makes concerning its current products and paying third parties to manufacture and distribute iSatori products.

iSatori’s cash and cash equivalents, consisting primarily of deposits with financial institutions, was approximately $1.66 million at December 31, 2012, compared with $365 thousand at December 31, 2011. Net cash provided to iSatori on the date of the Merger (after payoff of the Mezzanine loan discussed in Note 8 – Long-term Indebtedness and Interest of the financial statements) was $3.6 million.

iSatori had invested approximately$965 thousand with Horter Financial Group which, acted as investment advisor with and into the Alpha/Pimco Bonds Plus Total Return Fund. Pimco Corporation is one of the largest bond managers in the world. The Company utilized this Alpha/Pimco Bonds Plus strategy as a way to create a unique solution to a conservative investor’s dilemma: how to safely invest for income while increasing the asset base of the money invested at a rate greater than inflation on an after-tax basis. The underlying security matures in three years. However, the Company has access and can liquidate the underlying security on 72-hours’ notice. Thus, it is a current asset and is equivalent to cash. The investment strategy involves an investment in three separate “power periods”, late October, late November and late December of each year.

iSatori generally expects to fund expenditures for operations, administrative expenses, marketing expenses, research and development expenses and debt service obligations with internally generated funds from operations, and to satisfy working capital needs from time to time with borrowings under its credit facility pursuant to the New Credit Agreement.  iSatori believes that it will be able to meet its debt service obligations and fund its short-term and long-term operating requirements in the future with cash flow from operations and borrowings under its credit facility.  If iSatori is unable to achieve projected operating results and/or obtain additional financing if and when needed, it will be required to curtail growth plans and significantly scale back its activities.  Currently, iSatori continues to focus on working capital management by monitoring key metrics associated with accounts receivable, payroll expenses, marketing expenses and research and development expenses.

Credit Arrangements as of December 31, 2012

As of December 31, 2012, iSatori had outstanding credit indebtedness of $1,173,155, which consisted solely of amounts outstanding under the revolving line of credit.

Off Balance Sheet Arrangements

iSatori has no off-balance sheet arrangements as defined by the Securities Act.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL

DISCLOSURE

Effective June 29, 2012, Company engaged Hein & Associates LLP (located in Denver, Colorado) as the Independent Registered Public Accounting Firm to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2012.

During the Company’s two most recent fiscal years and any subsequent interim period, the Company did not consult with Hein & Associates LLP or any of its members about the application of accounting principles to any specified transaction completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements or any other matter described in Items 304(a)(2) of Regulation S-K.

During the Company’s fiscal year ended June 30, 2011 and the subsequent interim period, Montgomery Coscia Greilich L.L.P. served as the Company’s Independent Registered Public Accountant to audit the Company’s consolidated financial statements.

The engagement effective June 29, 2012 of Hein & Associates LLP as the new Independent Registered Public Accounting Firm for the Company necessarily resulted in the termination or dismissal of Montgomery Coscia Greilich L.L.P. for the fiscal year ending December 31, 2012.  The decision to change independent registered public accounting firms was approved unanimously by the Company’s Board of Directors and the Audit Committee.

During the Company’s fiscal years ended June 30, 2011 and the subsequent interim periods through the date of termination, there were no disagreements between the Company and Montgomery Coscia Greilich L.L.P. concerning any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Montgomery Coscia Greilich L.L.P.’ s satisfaction would have caused them to make a reference to the subject matter of the disagreements in connection with their reports and there were no reportable events as described in Item 304(a)(1)(v) of Regulation S-K.

Montgomery Coscia Greilich L.L.P.’s report dated August 31, 2011 on the Company’s consolidated financial statements for the fiscal year ended June 30, 2011 did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles.

Montgomery Coscia Greilich L.L.P.’s report dated September 28, 2010 on the Company’s consolidated financial statements for the fiscal year ended June 30, 2010 did not contain any adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to uncertainty, audit scope or accounting principles.

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided to Montgomery Coscia Greilich L.L.P. a copy of the foregoing disclosure and Montgomery Coscia Greilich L.L.P. furnished the Company with a letter addressed to the SEC stating Montgomery Coscia Greilich L.L.P.’s agreement with such disclosure. A copy of such letter, dated June 6, 2012, is attached as Exhibit 16.1 to this the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2012.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Board of Directors (the “Board”) and executive officers of the Company are as follows:

Name	Age	Position
Stephen Adelé	42	Director, Chief Executive Officer and President
Russell Cleveland	74	Director
Robert M. Galecke	71	Director
Bradford Morgan	67	Director
Todd Ordal	55	Director
Michael Wilemon	65	Chief Financial Officer and Secretary

Stephen Adelé

Stephen Adelé has served as the Company’s Chief Executive Officer and President since April 5, 2012. Mr. Adelé founded iSatori Tech in 2001 and has served as its President and Chief Executive Officer since that time. Prior to founding iSatori Tech., Mr. Adelé served as vice president for Experimental and Applied Sciences (EAS) from April 1995 to May 2000.  At EAS, Mr. Adelé sourced and secured foreign distribution partners, developed strategic partnerships, set up local manufacturing, and assisted partners in developing strategic growth plans. In addition, he worked with regulatory agencies to ensure governmentally compliant formulated products and established a distribution center in Tilburg, Netherlands, a well as manufacturing in Germany and New Zealand.

Mr. Adelé earned his bachelor’s degree in finance, with a minor in international studies, from the University of Colorado.  Mr. Adelé is the author of several books on fitness, nutrition and wellness and has published numerous articles on these topics.  As the CEO of iSatori, he was named a finalist for Entrepreneur of the Year by Ernst & Young in 2006 and 2007, named a finalist for “Best Boss in America” by Fortune magazine, won the prestigious Gold Award for growth in small businesses by Nutrition Business Journal, was named Outstanding Young Coloradoan in 2009 and was nominated for Outstanding Young American in 2010.

The Company believes Mr. Adelé, due to his longstanding commitment to iSatori, his substantial knowledge of the Company’s business, and his expertise in financial, business and related matters, is qualified to be a member of the Board.

Russell Cleveland

Russell Cleveland served as Chairman of the Board and Acting Chief Executive Officer of Integrated from April 1, 2011 through the consummation of the Merger, has been a director of the Company since February 2001 and served as Chairman of the Board during fiscal 2008.  Mr. Cleveland is the President, Chief Executive Officer, sole director and majority shareholder of Renn Capital Group, Inc.  He has served as President, Chief Executive Officer and director of RENN Global Entrepreneurs Fund, Inc. since its inception in 1994.  Mr. Cleveland is a Chartered Financial Analyst with more than 40 years’ experience as a specialist in investments for smaller capitalization companies.  Mr. Cleveland has also served as President of the Dallas Association of Investment Analysts.  He also serves on the Boards of Directors of Cover-All Technologies, Inc. and RENN Entrepreneurial Fund Limited.  Mr. Cleveland is a graduate of the Wharton School of Commerce and Finance of the University of Pennsylvania.

The Company believes that Mr. Cleveland, due to his considerable experience with building successful businesses, as well as his extensive knowledge and understanding of accounting and finance matters, is qualified to be a member of the Board.

Robert M. Galecke

Robert M. Galecke has served as a director of the Company since May 1996.  Mr. Galecke joined the University of Dallas in June 1996 and is currently serving as Executive Vice President.  Mr. Galecke also has been Chairman, President or CEO of public companies in healthcare, real estate and financial services, as well as having spent 20 years in the commercial banking industry. Mr. Galecke received a graduate degree from the School of Banking at the University of Wisconsin, Madison, and a B.S. in Economics from the University of Wisconsin at Stevens Point.

The Company believes that Mr. Galecke, due to his considerable experience managing public companies, as well as his extensive knowledge and understanding of finance matters and commercial banking, is qualified to be a member of the Board.

Bradford Morgan

Bradford Morgan has served as a director of the Company since April 16, 2012.  Mr. Morgan is the President of Cogency, a consulting company specializing in marketing and business strategy. Prior to founding Cogency in 1998, Mr. Morgan served as the Senior Vice President of Harrah’s Entertainment, Inc. from 1994 through 1997. Prior to joining Harrah’s Entertainment, Inc., Mr. Morgan served as Executive Vice President – Marketing and Sales for Visa U.S.A., Inc. from 1988 through 1993.  Sometime prior to Visa U.S.A., Mr. Morgan served as Group Product Manager for Procter & Gamble consumer products company. Mr. Morgan received his bachelors in agricultural economics from Cornell University and his MBA from Colgate Darden School at the University of Virginia.

The Company believes that Mr. Morgan, due to his considerable leadership experience in public companies, as well as his extensive knowledge and understanding of marketing and sales matters, is qualified to be a member of the Board.

Todd Ordal

Todd Ordal has served as a director of the Company since April 16, 2012.  Mr. Ordal is the President and founder of Applied Strategy, LLC, a private consulting company providing consulting and coaching services to chief executive officers and other executives around the word. Prior to founding Applied Strategy, LLC, Mr. Ordal served as Chief Executive Officer of Dore Achievement Centers from December, 2002 until November, 2004.  Prior to joining Dore Achievement Centers, Mr. Ordal served President and Chief Executive Officer of Classic Sports Companies from January, 2001 until December, 2002. Prior to Classic Sport Companies, Mr. Ordal served as a Division President for Kinko’s where he had accountability for $500,000,000 in revenue, 300 stores and 7,000 people. Mr. Ordal served as a member of the board of directors for Kinko’s Service Corporation from July, 1992 until July, 1997. He has also served on several non-profit board and boards of advisors. Mr. Ordal received his bachelors in psychology from Morehead State University and his MBA from Regis University.

The Company believes that Mr. Ordal, due to his considerable experience with growing successful businesses, as well as his extensive knowledge and understanding of marketing and finance matters, is qualified to be a member of the Board.

Michael Wilemon

Michael Wilemon has served as the Company’s Chief Financial Officer and Secretary since the consummation of the Merger.  Mr. Wilemon joined iSatori Tech in May, 2004 as its Chief Financial Officer. Prior to joining iSatori Tech, Mr. Wilemon served as Vice President and Chief Financial Officer for RMO, Inc. from 1998 through April 2004.  Prior to joining RMO, Inc., Mr. Wilemon served as Controller for American Wyott Corporation from 1996 through 1998 and for SCS/Frigette from 1992 through 1996.  Mr. Wilemon received his bachelor’s degree in accounting from Texas Christian University.

Voting Arrangements

Pursuant to the Investor Rights Agreements, the Holders have agreed that, so long as the RENN Investors, or any of their affiliates, hold any shares of the Company’s common stock, the Holders will vote all shares of Company common stock held by them in favor of one individual nominated to the Company’s board of directors by the RENN Capital Group, Inc.  Russell Cleveland is the current RENN Capital Group, Inc. nominee.

Pursuant to the Investor Rights Agreements, the Holders have agreed that, so long as Stephen Adelé Enterprises, Inc. holds any shares of the Company’s common stock, the Holders will vote all shares of Company common stock held by them in favor of one individual nominated to the Company’s board of directors by Stephen Adelé Enterprises, Inc.  Stephen Adelé is the current Stephen Adelé Enterprises, Inc. nominee.

Pursuant to the Investor Rights Agreements, the Holders have agreed that, so long as Stephen Adelé Enterprises, Inc. holds any shares of the Company’s common stock, the Holders will vote all shares of Company common stock held by them in favor of two individuals nominated the Company’s board of directors by Stephen Adelé Enterprises, Inc., and, so long as any investment fund advised by the RENN Capital Group, Inc. owns shares of the Company’s common stock, reasonably consented to by the RENN Capital Group, Inc.  Bradford Morgan and Todd Ordal are the current Stephen Adelé Enterprises, Inc. nominees consented to by the RENN Capital Group, Inc.

Family Relationships

There are no family relationships among any of the Company’s directors and executive officers.

EXECUTIVE COMPENSATION

Summary

Explanatory Note

In connection with the Merger, the Company changed its fiscal year end from June 30 to December 31 effective April 26, 2012.  To provide relevant compensation disclosure, the Company has provided compensation analysis for the named executive officers and directors of Integrated for the fiscal year ended June 30, 2011 and for the named executive officers and directors of the iSatori Tech and the Company for the fiscal years ended December 31 2011 and 2012.

Summary Compensation Table - Integrated

The following table shows the compensation of the principal executive officer and the executive officers of Integrated and its subsidiaries whose compensation exceeded $100,000 for the fiscal year ended June 30, 2011.

Name and Principal Position		Year	Salary	Bonus	Non Equity Incentive Plan Compensation(5)	All Other Compensation	Total
Russell Cleveland	(1)	2011	$-	$-	$-	$-	$-
Board Chairman and Acting CEO
Brooks Sherman	(2)	2011	$127,500	$60,000	$25,410	$6,387	$219,297
Former Board Chairman and CEO
Sharon Doherty	(3)	2011	$100,000	$10,000	$14,117	$3,724	$127,840
CFO
Paul Matthews	(4)	2011	$87,500	$-	$15,925	$10,513	$113,938
Former President & COO of B&B ARMR Corp.

(1) Appointed as Chairman of the Board and Acting CEO of Integrated effective April 1, 2011 and took no compensation as principal executive officer.  He is employed as President and CEO of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC.

(2) Began employment on August 29, 2008 and resigned March 31, 2011.

(3) Began employment on January 12, 2009 and resigned June 30, 2012 in connection with the Merger.

(4) Began employment on November 8, 2004 and resigned January 31, 2011 upon the sale of the operations of B&B ARMR Corp.

(5) The non-equity incentive plan was a short-term incentive plan for fiscal year 2011 offered to executives and senior management based on operating earnings compared to segment targets set by the Compensation Committee of the Board of Directors of Integrated.  Due to the sale of certain operations on January 31, 2011, the performance was measured for the seven months ending January 31, 2011 compared to the same target period.

No other executive officer’s salary and bonus exceeded $100,000 annually during the fiscal year ended June 30, 2011.

Summary Compensation Table - iSatori

The following table shows the compensation of the principal executive officer and the executive officers of iSatori Tech whose compensation exceeded $100,000 for the fiscal years ended December 31, 2012 and 2011.

Name and Principal Position	Year	Salary	Bonus	Option Awards	All Other Compensation	Total
Stephen Adelé	2012	$207,500	$9,874	$22,114	$21,520	$261,008
CEO and President	2011	$153,750	$—	$—	$57,888	$211,638
Michael Wilemon	2012	$127,330	$7,360	$9,154	$5,824	$149,668
CFO and Secretary	2011	125,609	$—	$—	$23,117	$148,726

No other executive officer’s salary and bonus exceeded $100,000 annually during the fiscal years ended December 31, 2012 or 2011.

Compensation Discussion and Analysis

Roles of our Compensation Committee and Chief Executive Officer in Compensation Decisions, Use of Compensation Consultants and Compensation Philosophy and Objectives

The Company strives to attract, motivate, and retain high-quality executives by providing total compensation that is performance-based and competitive within the labor market in which the Company competes for executive talent as a public company in a very specialized industry.  Our compensation program is intended to align the interests of management with the interests of stockholders by linking pay with performance, thereby incentivizing performance and furthering the ultimate objective of improving stockholder value.

Base salary amounts of executive officers are reviewed annually.  The Compensation Committee sets the base salary level of our Chief Executive Officer, and, based on input from the Chief Executive Officer, of the other executive officers.

The Compensation Committee has the authority to retain and terminate compensation consultants or other experts to assist the Committee in its evaluation of the Chief Executive Officer, his compensation or the compensation of any of the other executive officers.

Bonus Pool

Pursuant to the terms of our employment agreement with Mr. Adelé, we are obligated to set 8% of our annual net income before taxes above a set hurdle rate aside for a bonus pool to be distributed to our management team at the discretion of the Compensation Committee upon input from our chief executive officer.  During fiscal 2012, the hurdle rate was 8%.  The hurdle rate rises to 9% for fiscal 2013 and 10% for fiscal 2014.  The bonus can be accrued and paid on a quarterly basis with 70% paid and the remaining 30% carried to year end.  The Company did not achieve the hurdle rate for fiscal 2012, however, in recognition of their efforts in connection with the Merger, and the one-time effect the Merger had on the Company’s net income, our chief executive officer and chief financial officer were given discretionary bonuses of $9,874 and $7,360 respectively.

Pension and Retirement Plans

We do not provide any of our executive officers with pension benefits, deferred compensation or other similar plans other than a tax qualified 401(k) defined contribution plan in which an executive officer is able to participate on the same terms as those offered to other employees, subject to plan qualification rules that limit or prohibit such participation by highly compensated employees.  We have not made any employee matching contributions to our 401(k) plan since its adoption.

Employment Agreement with our Chief Executive Officer

On February 17, 2012, the Company entered into an employment agreement with Stephen Adelé effective upon consummation of the Merger (the “Employment Agreement”). Pursuant to the Employment Agreement, Mr. Adelé’s annual base salary is set at $225,000.  In addition, Mr. Adelé, is eligible to earn a bonus based upon the financial performance of the Company above established hurdle rates. The term of the Employment Agreement is one year, commencing on the April 5, 2012, and is renewable annually.

Stock Option Grants – Integrated

There were no grants of stock options to executive officers of Integrated during fiscal year 2011.

Stock Option Grants – iSatori

Prior to the Merger, Stephen Adelé, our chief executive officer, and Michael Wilemon, our chief financial offer, were granted options to purchase the stock of iSatori Tech.  In connection with the Merger, those options were converted into options to purchase stock of the Company.  Mr. Adelé’s options were converted into 322,740 options with an exercise price of $0.57.  Mr. Wilemon’s options were converted into 133,604 options with an exercise price of $0.57.

Outstanding Equity Awards at Fiscal Year-End

Outstanding Equity Awards at Fiscal Year End – Integrated

The following table provides information related to the number of shares received upon exercise of options, the aggregate dollar value realized upon exercise, and the number and value of options held by the named executive officers of Integrated at June 30, 2011.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (a)	Option Exercise Price	Option Expiration Date

Sharon Doherty	6,667	3,333	$3.00	4/1/2014

(a) The vesting date of these options is April 1, 2012 and the market value is $0.

Outstanding Equity Awards at Fiscal Year End – iSatori

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date

Stephen Adelé	322,740	—	$0.57	2/16/2022
Michael Wilemon	133,604	—	0.57	2/16/2022

Director Compensation

Director Compensation- Integrated

Integrated’s directors were compensated by either restricted stock awards or incentive stock options, at the choice of the individual director, in an amount equivalent to $10,000 annually for serving on the board in addition to $1,250 for each committee on which they serve.  In addition, Mr. Robert Galecke was paid $10,000 annually for his services as Integrated’s audit committee chairman.  All Integrated directors were also reimbursed for their out-of-pocket expenses incurred in connection with their attendance at board meetings.

Mr. Cleveland served on the board representing the interests of the RENN Capital Group, Inc. funds and his director fees were income to certain funds.

The following table shows the compensation of the directors of Integrated for the fiscal year ended June 30, 2011.

Name	Fees Earned or Paid in Cash(2)	Stock Awards	Option Awards (1)	All Other Compensation	Total
William Breedlove	$6,250	$-	$5,985	$5,000	$17,235
Russell Cleveland	6,250	12,500	-	-	18,750
Robert Galecke	10,000	-	9,576	5,000	24,576
Frank Marlow	6,250	-	5,985	5,000	17,235

(1)  These represent one option award, and are the only stock-based equity awards outstanding at the fiscal year end.

(2)  These fees earned were waived, reversed and never paid pursuant to a meeting of the Board on January 3, 2012.

Director Compensation – iSatori

Following consummation of the Merger, directors, other than Mr. Adelé and Mr. Cleveland, have been compensated with cash payments of $1,250 per quarter, payable in arrears, beginning on June 30, 2012.  Directors, other than Mr. Adelé and Mr. Cleveland, also receive an annual grant of restricted shares, vesting one year from the grant date, with a market value of $5,000 based on the trailing five day average Company stock price. The first such grant occurred on May 7, 2012 with future grants to occur on or around April 30 of each year.  In addition, the chair of the Audit Committee of the Board receives an additional cash payment of $312.50 per quarter and an additional annual grant of restricted shares with a market value of $1,250.

The following table shows the compensation of the directors of Integrated for the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards (1)	All Other Compensation		Total
Stephen Adelé	$—	$—	$—	$—		$—
Russell Cleveland	—	—	—	—		—
Robert Galecke	4,063	6,250	—	—		10,313
Bradford Morgan	3,750	5,000	—	18,000	(1)	26,750
Todd Ordal	3,750	5,000	—	—		8,750

(1)  These fees represent payments made to Cogency, an entity wholly owned by Mr. Morgan, for professional marketing consulting services.  Mr. Morgan has provided such services to the Company on an as-needed basis since 2004.

Compensation Committee Interlocks and Insider Participation

Messrs. Galecke, Bradford and Ordal served as members of the Compensation Committee during the last fiscal year.  No member of the Compensation Committee during fiscal 2012 was an officer, former officer or employee of the Company or had any reportable financial relationship with the Company other than the compensation they received for serving as independent directors of the Company.  The Company is not aware of any interlocks or insider trading participation required to be disclosed under applicable rules of the SEC.  We had no compensation committee interlocks with any entity in fiscal 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

The following table sets forth information with respect to the beneficial ownership of shares of the Company’s common stock as of April 30, 2013, by: (i) each person known by us to be the owner of more than 5% of our outstanding shares of the Company’s common stock, (ii) each officer and director and (iii) all officers and directors as a group. Each stockholder’s beneficial ownership is based on 12,622,756 shares of Company common stock outstanding.

Name and Address of Beneficial Owner(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percentage Ownership
Stephen Adelé (3) Chief Executive Officer and President	7,004,444	55.5%
Russell Cleveland(4)(5) Director	4,444,378	35.2%
Robert M. Galecke(6) Director	50,273	* %
Bradford Morgan(7) Director	1,873	* %
Todd Ordal(8) Director	1,873	* %
Michael Wilemon(9) Chief Financial Officer and Secretary	133,604	* %
Executive officers, directors and director-nominees as a group(10)	11,637,445	92.2%

RENN Universal Growth Investment Trust PLC(11)	3,159,379	25.0%
RENN Global Entrepreneurs Fund Inc.(12)	1,284,999	10.2%

 *

Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

Unless otherwise indicated, the address for each director and officer is c/o iSatori, Inc., 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The information in this table is based on statements in filings with the SEC, or other reliable information available to the Company.

(2)

Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from April 30, 2013 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(3)

Stephen Adelé Enterprises, Inc. is the record holder of 6,680,203 of these shares. Mr. Adelé is the sole stockholder of Stephen Adelé Enterprises, Inc., and may be considered to have beneficial ownership of the Stephen Adelé Enterprises, Inc.’s interests. Includes currently exercisable options to purchase 322,741 shares of common stock.

(4)

Includes 667,359 shares of common stock issuable upon the exercise of warrants, 1,900 shares of common stock issuable upon conversion of Series A Preferred Stock and 3,250 shares of common stock issuable upon the conversion of Series D Preferred Stock.

(5)

Mr. Cleveland is employed as President and CEO of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC. Mr. Cleveland disclaims beneficial ownership of all shares held by RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC except to the extent of his pecuniary interest therein.

(6)

Includes 17,519 shares of common stock, 31,918 shares of common stock issuable upon the exercise of options and 836 shares of common stock issuable upon the exercise of warrants.

(7)

Includes 1,873 restricted shares.

(8)

Includes 1,873 restricted shares.

(9)

Includes currently exercisable options to purchase 133,604 shares of common stock.

(10)

Includes currently exercisable options to purchase 488,263 shares of common stock, 668,195 shares of common stock issuable upon the exercise of warrants, 1,900 shares of common stock issuable upon conversion of Series A Preferred Stock and 3,250 shares of common stock issuable upon the conversion of Series D Preferred Stock.

(11)

Includes 498,725 shares of common stock issuable upon the exercise of warrants, 950 share of common stock issuable upon conversion of Series A Preferred Stock and 1,625 shares of common stock issuable upon the conversion of Series D Preferred Stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

(12)

Includes 168,634 shares of common stock issuable upon the exercise of warrants and 1,625 shares of common stock issuable upon the conversion of Series D Preferred Stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

Changes in Control

There are no arrangements known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of the Company.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Certain Relationships and Related Transactions

No reportable related transactions occurred in fiscal 2012 and there are no agreements or arrangements in place that would result in a reportable related transaction.

Review, Approval or Ratification of Transactions with Related Parties

The Board of Directors will review and approve all relationships and transactions in which it and its directors, director nominees and executive officers and their immediate family members, as well as holders of more than 5% of any class of its voting securities and their family members, have a direct or indirect material interest. In approving or rejecting such proposed relationships and transactions, the Board shall consider the relevant facts and circumstances available and deemed relevant to this determination.

Director Independence

The Board has determined that Robert Galecke, Bradford Morgan and Todd Ordal are independent directors based on the New York Stock Exchange definition of independence.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

Pursuant to the Delaware General Corporation Act, our Articles of Incorporation exclude personal liability for our directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director’s liability under federal or applicable state securities laws. We have agreed to indemnify our directors against expenses, judgments and amounts paid in settlement in connection with any claim against a director if he acted in good faith and in a manner he believed to be in our best interests.

Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers, or persons controlling the company pursuant to provisions of our articles of incorporation and bylaws, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.  In the event that a claim for indemnification by such director, officer or controlling person of us in the successful defense of any action, suit, or proceeding is asserted by such director, officer or controlling person in connection with the securities being offered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

Beatty & Wozniak, P.C. of Denver, Colorado has provided its opinion on the validity of the Common Stock offered by this prospectus.

EXPERTS

The audited balance sheets as of December 31, 2012 and December 31, 2011, and the related consolidated statements of operations, statements of stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2012, included in this prospectus and elsewhere in the registration statement, have been so included in reliance upon the report of Hein & Associates LLP, independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act and in accordance therewith, file reports and other information with the SEC. Such reports and other information filed by us can be inspected and copied at the public reference facilities of the SEC at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1–800–SEC–0330 for more information on the public reference rooms.  The SEC maintains a web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically.

We have filed with the SEC a Registration Statement on Form S–1 (the “Registration Statement”) of which this prospectus constitutes a part, under the Securities Act.  For further information pertaining to us, reference is made to the Registration Statement.  Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.  Copies of the Registration Statement are on file at the offices of the SEC and may be inspected without charge at the offices of the SEC, the addresses of which is set forth above, and copies may be obtained from the SEC at prescribed rates.  The Registration Statement has been filed electronically through the SEC’s Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the Commission’s web site (www.sec.gov).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

iSatori, Inc.

We have audited the accompanying consolidated balance sheets of iSatori, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iSatori, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Hein & Associates LLP

Denver, Colorado

April 15, 2013

iSatori, Inc.

Consolidated Balance Sheets

December 31, 2012 and 2011

	December 31,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$1,655,453	$364,608
Investments	965,886	0
Accounts receivable
Trade, net of allowance for doubtful accounts	1,240,736	937,841
Income tax receivable	102,452	54,841
Other receivables - current portion	9,850	44,722
Inventories	1,292,105	757,250
Assets held for sale	29,338	168,474
Deferred tax asset, net	119,032	35,746
Prepaid expenses	156,431	119,147
Total current assets	5,571,283	2,482,629

Property and equipment
Vehicle	0	67,135
Furniture and fixtures	56,680	50,304
Office equipment	36,600	32,131
Computer equipment	323,648	262,737
Dies and cylinders	49,422	49,422
Less accumulated depreciation	(333,388)	(324,257)
Total property and equipment	132,962	137,472

Note Receivable – net of current portion	81,714	81,714

Other assets:
Deferred tax asset, net	97,844	216,498
Deposits and other assets	42,956	37,257
Debt Issuance Costs	4,375	157,242
Deferred Offering Costs	0	141,826
Total other assets	145,175	552,823
Total assets	$5,931,134	$3,254,638

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Trade accounts payable	$518,150	$695,775
Accrued expenses	242,301	446,950
Line of credit, less debt discount	1,173,155	785,044
Current portion of vendor payables	0	1,000
Current portion of notes payable	0	489,352
Total current liabilities	1,933,606	2,418,121

Long-term liabilities
Note payable, less current maturities and debt discounts	0	478,729
Other long-term liabilities	701,852	92,606
Total long-term liabilities	701,852	571,335

Commitments and contingencies (Notes 1,2,5,6 and 14)

iSatori, Inc.

Consolidated Balance Sheets

December 31, 2012 and 2011

(continued)

	December 31,	December 31,
	2012	2011

Stockholders' Equity:
Convertible preferred stock, $0.01 par value, 750,000 shares authorized; 22,500 shares issued and outstanding ($450,000 of liquidation value)	225	0
Common stock, $0.01 par value, 56,250,000 shares authorized; 12,622,756 and 6,680,203 shares issued and outstanding, respectively	126,228	66,802
Additional paid-in capital	4,343,069	(22,819)
Retained earnings (accumulated deficit)	(1,173,846)	221,199
Total stockholders’ equity	3,295,676	265,182
Total liabilities and stockholders' equity	$5,931,134	$3,254,638

The accompanying notes are an integral part of these consolidated financial statements

iSatori, Inc.

Consolidated Statements of Operations

December 31, 2012 and 2011

	For the Year Ended
	December 31
	2012	2011
Revenues:
Product revenue (Net of returns and discounts)	$9,130,530	$9,103,983
Royalty revenue	109,613	106,361
Other revenue	148,051	247,791
Total revenue	9,388,194	9,458,135

Cost of sales	3,477,741	3,255,702
Gross profit	5,910,453	6,202,433

Operating Expenses:
Selling and marketing	2,602,566	3,071,918
Salaries and labor related expenses	1,918,033	1,656,990
Administration	1,381,560	549,332
Depreciation and amortization	79,525	82,334
Total operating expenses	5,981,684	5,360,574

Income (loss) from operations	(71,231)	841,859

Gain on sale of product lines	499,525	0
Other income (expense)	(686,470)	95,573
Financing Expense	(566,634)	(394,144)
Interest expense	(205,091)	(165,504)

Income (loss) from continuing operations	(1,029,901)	377,784

Income tax benefit (expense)	(737)	225,450

Net income (loss)	$(1,030,638)	$603,234

Net income (loss) per common share
Basic	$(0.09)	$0.09
Diluted	$(0.09)	$0.09

Weighted average shares outstanding:
Basic	11,103,585	6,680,203
Diluted	11,103,585	6,680,203

The accompanying notes are an integral part of these consolidated financial statements

iSatori, Inc.

Consolidated Statements of Stockholders’ Equity

December 31, 2012 and 2011

	Preferred Stock		Common Stock					Total
	(0.01 Par)		(0.01 Par)		Additional Paid	Retained	Member's	Stockholder's/
	Shares	Amount	Shares	Amount	in Capital	Earnings	Equity	Members Equity
Balances, January 1, 2011							$(145,539)	$(145,539)
Net income attributable to LLC							$298,418	$298,418
Distributions							$(119,471)	$(119,471)
Issuance of shares upon incorporation			6,680,203	$66,802	$(33,394)		$(33,408)	$-
Share based compensation					$10,576			$10,576
Net income attributable to corporation						$304,816		$304,816
Member distributions						$(83,618)		$(83,618)
Balances, December 31, 2011	0	0	6,680,203	$66,802	$(22,818)	$221,198	$-	$265,182

Net loss attributed to the corporation						$(1,030,638)		$(1,030,638)
Distributions						$(364,406)		$(364,406)
Merger with and into IZZI	22,500	$225	5,443,565	$54,436	$3,855,951			$3,910,612
Conversion of Note Payable			493,252	$4,933	$245,067			$250,000
Issuance of BOD shares			5,736	$57	$15,717			$15,774
Share Based Compensation					$249,152			$249,152
Balances, December 31, 2012	22,500	$225	12,622,756	$126,228	$4,343,069	$(1,173,846)	$-	$3,295,676

The accompanying notes are an integral part of these consolidated financial statements

iSatori, Inc.

Consolidated Statements of Cash Flow

December 31, 2012 and 2011

	For the Year Ended
	December 31,
	2012	2011
Cash flows from operating activities:
Net income (loss)	$(1,030,638)	$603,234
Adjustments to reconcile net income (loss) to net cash from (used) in operating activities:
Depreciation and amortization	79,525	82,334
Amortization of debt discount	50,452	38,183
Amortization of debt issuance costs	152,867	7,060
Stock Compensation Expense	85,899	10,576
Allowance for bad debts	25,978	0
Change in the fair Value of Derivative Instruments	788,274	35,094
Gain from the sale of Product Line	(499,525)	0
Benefit from deferred income taxes	35,369	(252,244)
Change in assets and liabilities:
Accounts receivable	(302,895)	(146,236)
Notes receivable	8,894	43,565
Inventories	(534,855)	(76,833)
Marketable securities	(12,574)	0
Prepaid expenses	(25,688)	(55,701)
Deposits and other assets	326,069	23,043
Accounts payable	(251,497)	(439,086)
Accrued expenses	29,385	455,034
Income taxes	(47,611)	(54,841)
Net cash provided by (used in ) operating activities	(1,122,571)	273,182

Cash flows from investing activities:
Purchase of property and equipment	(71,756)	(18,229)
Proceeds from the sale of Product Line	500,000	0
Purchase of investments	(965,886)	0
Net cash used in investing activities	(537,642)	(18,229)

Cash flows from financing activities:
Proceeds of notes payable	0	850,000
Payment of notes payable	(766,809)	(134,081)
Payment of vendor notes	(1,000)	(210,302)
Proceeds from line of credit	5,047,858	4,530,814
Repayment of line of credit	(4,695,508)	(4,494,043)
Payment of financing costs	0	(154,310)
Deferred offering costs	(767,507)	(141,826)
Cash acquired in merger	4,498,430	0
Member distribution	0	(119,471)
Distributions to shareholder	(364,406)	(83,618)
Net cash provided by financing activities	2,951,058	43,163

Net increase in cash	$1,290,845	$298,116

Cash and cash equivalents, beginning of period	364,608	66,492
Cash and cash equivalents, end of period	$1,655,453	$364,608

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	216,363	171,853
Non-cash transactions
Conversion of notes payable to Common Stock	250,000	0
Conversion of Accounts Payable to Notes Payable	0	124,204

The accompanying notes are an integral part of these consolidated financial statements

Note 1 –

Summary of Significant Accounting Policies

Organization and Nature of Business

iSatori Technologies, LLC (the “Predecessor Company”) was formed under the laws of the State of Colorado on June 14, 2004.  On June 1, 2011, LS7 Products, LLC (d/b/a iSatori Global Technologies, LLC), a Colorado limited liability company and wholly owned subsidiary of the Predecessor Company (“LS7”), Eat-Smart, LLC a Colorado limited liability company and wholly owned subsidiary of the Predecessor Company (“Eat-Smart”), and Energize Solutions, LLC, a Colorado limited liability company and wholly owned subsidiary of the Predecessor Company (“Energize”), were merged with and into the Predecessor Company and Right Lane Publishing Inc., a Colorado subchapter S corporation and wholly owned subsidiary of the Predecessor Company (“Right Lane”), was distributed to Stephen Adele Enterprises, Inc., the Predecessor Company’s sole shareholder (collectively, the “Reorganizations”). On June 1, 2011, after consummation of the Reorganizations, the Predecessor Company converted to a corporation pursuant to the laws of the State of Colorado changing its name to iSatori Technologies, Inc. ( “iSatori Technologies”).

On April 5, 2012, iSatori Acquisition Corp. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Integrated Security Systems, Inc (“Integrated”), consummated a merger (the “Merger”) with iSatori Technologies, pursuant to a Merger Agreement, dated as of February 17, 2012, by and among Integrated, Merger Sub and iSatori Technologies (the “Merger Agreement”). Pursuant to the Merger Agreement, iSatori Technologies was merged with and into Merger Sub with iSatori Technologies surviving as a wholly-owned subsidiary of Integrated.

Upon completion of the Merger, the holders of iSatori Technologies’ common stock, and holders of equity instruments convertible into shares of iSatori Technologies’ common stock, received an aggregate of approximately 8,410,973 shares of Integrated common stock.

On June 29, 2012, Integrated completed a “short form” merger under §253 of the Delaware General Corporation Law pursuant to which iSatori Technologies was merged with and into Integrated with Integrated continuing as the surviving corporation.  In connection with the merger, Integrated changed its name to iSatori, Inc.  The trading symbol of the Company on OTCBB is “IFIT”.

Prior to the Merger, Integrated was a company with virtually no operations. The Merger was accounted for as the equivalent to the issuance of stock by iSatori Technologies for the net monetary assets of Integrated. The accompanying financial statements therefore include the consolidated results of operations of iSatori Technologies and Integrated for periods subsequent to the Merger, and iSatori Technologies only for periods prior to the Merger. References to the financial operations of iSatori Technologies and the Predecessor Company are noted for the respective reporting periods as noted above. Unless otherwise specifically indicated, references to the “Company” (without further qualification) necessarily include iSatori Technologies, the Predecessor Company, Integrated and iSatori, Inc. for all applicable accounting periods. Since there was no change in the ownership of the business in connection with the Reorganizations, the assets and the liabilities of the Predecessor Company have been recorded on iSatori Technologies’ financial statements at the same amounts at which they were reported on the financial statements of the Predecessor Company. All transactions between divisions and/or wholly owned subsidiaries of iSatori Technologies or the Predecessor Company have been eliminated in the financial statements. In addition, per the operating agreement of the Predecessor Company, no member was to have been liable for the debts, liabilities or obligations of the Predecessor Company.

The Company is engaged in researching, designing, developing, contracting for the manufacture, marketing, selling and distributing of various nutritional and dietary supplement products for the general nutrition market. The “general nutrition market” may include such activities as body-building, physique enhancement (increase of lean body mass and decrease in fat mass) and enhanced athletic performance through increased strength and/or endurance and proper nutrition.

The Company does engage from time to time in funding of clinical studies with the objective of discovering and/or validating claims of new, efficacious products for the Company’s relevant market as well as providing necessary and appropriate substantiation for any claims which the Company may use in its marketing and advertising. The Company markets products which are under its control and which are in some way proprietary to the Company. Some of the Company’s products are the subject of trademarks owned by the Company.

The accompanying consolidated financial statements include the accounts of the Company and the Predecessor Company: LS7; Right Lane; Eat-Smart; Energize; and Integrated for the respective reporting periods described above.

Basis of Presentation/Basis of Consolidation

The accompanying consolidated financial Statements have been prepared on an accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). The accompanying consolidated financial statements present the financial position and results of operations of the Company and  include the amounts of the Company as well as the Predecessor Company and all wholly owned subsidiaries. Accordingly, all significant intercompany transactions have been eliminated.

Financial Instruments

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Accordingly, cash and cash equivalents consist of petty cash, checking accounts and money market funds.

As of December 31, 2012, the Company invested approximately$966 thousand with Horter Financial Group which, acted as investment advisor with and into the Alpha/Pimco Bonds Plus Total Return Fund. Pimco Corporation is one of the largest bond managers in the world. The Company utilized this Alpha/Pimco Bonds Plus strategy as a way to create a unique solution to a conservative investor’s dilemma: how to safely invest for income while increasing the asset base of the money invested at a rate greater than inflation on an after-tax basis.

The underlying security matures in three years. However, the Company has access and can liquidate the underlying security on 72-hours’ notice. Thus, it has been classified as a current asset. The investment strategy involves an investment in three separate “power periods”, late October, late November and late December of each year.

The Company invested $960 thousand in this fund. As of December 31, 2012, the Company realized a net asset value gain of approximately $6 thousand. The total portfolio of the Company had a stated value therefore of $965,886.

At December 31, 2012 and December 31, 2011, the financial instruments of the Company and the Predecessor Company consisted principally of cash and cash equivalents, investments, receivables, accounts payable, certain accrued liabilities and long-term debt. The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates their fair value because of the short maturity of these instruments. The actual and estimated fair values, respectively, of the Company’s financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$1,655,453	$1,655,453	$364,608	$364,608
Investments	$965,886	$965,886	$-0-	$-0-
Receivables	$1,240,736	$1,240,736	$937,841	$937,841
Accounts Payable	$518,150	$518,150	$695,775	$695,775
Long-term Debt	$701,852	$701,852	$571,335	$571,335

Trade Receivables and Credit Policy

Trade receivables are uncollateralized customer obligations due under normal trade terms requiring payment generally within 10-60 days from the invoice date. Accounts are considered delinquent when outstanding for more than 7 days past due date. The Company does not have a policy of accruing interest on past due accounts. Payments on trade receivables are applied as instructed per the customer, or to the earliest unpaid invoices. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on management’s historical collection experience, adverse situations that may affect the customer’s ability to repay, and prevailing economic conditions.  Specific accounts deemed uncollectible are written off periodically with subsequent receipts on previously written off accounts credited to bad debt expense.  The allowance for doubtful accounts is $0 for the years ended December 31, 2012 and 2011, respectively. Receivables at each of the below respective periods consisted of the following:

	December 31, 2012	December 31, 2011
Trade Receivables	$898,009	$902,222
Other	$342,727	$35,619
Allowance for doubtful accounts	$(0)	$(0)
Totals	$1,240,736	$937,841

In addition, the Company has recorded an allowance for customer returns in the amount of $68,548 at December 31, 2012 and $50,511 at December 31, 2011 in accrued expenses.

Inventory Valuation

Inventories of nutritional and dietary supplements are stated at lower of cost or market on a first-in, first-out (FIFO) basis as noted below:

	December 31, 2012	December 31, 2011
Labels and packaging	$129,640	$81,251
Finished goods	$1,162,465	$675,999
Totals	$1,292,105	$757,250

Notes Receivable

The Predecessor Company disposed of a dormant product line of vitamins in December, 2010. As part of the consideration in this divestiture, the Company received from the purchaser of this product line an unsecured note in the amount of $170,000. The original note was due to be repaid on or before March 2014, where interest accrued principally at an annual rate of 5%, based upon the initial $170,000 principal and was payable monthly. As of March 2013, the note was novated and a new promissory note was issued to reflect a modification in the payment terms, which includes no interest. The total amount to be repaid is the open principal amount of $117,543 at December 31, 2012 with $0 interest, and is due to be repaid on or before May 1, 2017. An allowance in the amount of $25,978 has been recorded against the aforementioned balance.

Property and Equipment

Property and equipment are stated at cost. Depreciation for financial accounting purposes is computed using the straight-line method over the estimated lives of the respective assets, ranging from three to ten years. Maintenance and repairs are charged to expense when incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are thereafter removed from the respective accounts and any gain or loss is credited or charged to income. Total depreciation expense was $76,266 and $80,150 for the years ended December 31, 2012 and 2011, respectively.

Other Assets and Intangible Assets

Other assets include intangible assets which are principally direct television advertising, websites, as well as deposits and are included in Deposits and other Assets.  The Company periodically performs reviews of other assets including amortizable intangible and depreciable tangible assets, for impairment purposes using undiscounted cash flow methodology. Factors considered important that may trigger an impairment of assets review include, but are not necessarily limited to: significant changes in the manner of the use of its assets involving its strategy for its overall business; significant negative industry or economic trends; or underperforming business trends. These reviews may include an analysis of the Company’s current operations and capacity utilization in conjunction with an analysis of the markets in which the Company’s business is operating.

Intangible assets are discussed below. Amortization for financial accounting purposes is computed using the straight-line method over the estimated useful lives of the respective assets which range from three to ten years. Amortization for 2012 and 2011 totaled $3,259 and $2,184, respectively.

	Gross Carrying Value December 31, 2012	Gross Carrying Value December 31, 2011
Amortized intangible assets:
Website	$146,862	$116,057
Patents	$341	$341
Trademarks	$3,830	$3,830
TOTAL	$151,033	$120,228
Accumulated Amortization	$(120,179)	$(116,919)
TOTAL	$30,854	$3,309

Future Amortization for the years ending December 31:

2013	$10,302
2014	$10,284
2015	$10,268
2016	$0

Revenue Recognition

The Company operates predominantly as a distributor of its dietary supplement products through traditional large retailers and electronic intermediaries. Revenue from product sales is recognized upon transfer of title of the Company’s product to its customers. Net sales represent product sales less actual returns, allowances, discounts, and promotions. Sales to direct customers have an unconditional money back guarantee for thirty to sixty days after the date of purchase. Sales to several of the retail customers carry a “Sale or Return” Purchase agreement per contract, where if minimum sales thresholds are not met within required timeframe, the inventory will be returned to the Company for full credit.  Other retail customers receive a percentage discount from invoice to cover any customer returns or damages they may incur. Returns, allowances and discounts were $1,717,211 and $1,891,607 for the years ending December 31, 2012 and 2011, respectively.

In addition, the Company provides allowances for sales returns based upon estimated and known returns. Product returns are recorded as a reduction of net revenues and as a reduction of the accounts receivable balance.

The Company receives other revenues which includes but is not limited to shipping and handling charges which is charged to customers.

Cost of Sales

The Company purchases its products directly from third party manufacturers. The Company’s cost of sales include product costs, cost of warehousing and distribution. Included in the cost of sales are shipping and handling costs that are incurred by the Company.

Income Taxes

For the five months ended May 31, 2011, the Predecessor Company operated as a limited liability company.  Accordingly, the Predecessor Company’s taxable income (or loss) was allocated to its sole member. Therefore, no provision or liabilities for income taxes have been included in the financial statements for these relevant periods.

However, on June 1, 2011, the Predecessor Company converted to a ‘C’ corporation under the laws of the State of Colorado as of that date. Accordingly, the Company began to account for income taxes in accordance with the standards on income taxes. As prescribed by these standards, the Company utilizes the asset and liability method of accounting for income taxes. Under this asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. See Note 5, “Income Taxes”. For the year ended December 31, 2011 and future years, the Company will file a consolidated federal income tax return. For state income tax purposes, the Company will also file a consolidated return in the states requiring the filing of such returns.

The Company has adopted the provisions of Codification Topic 740-10, “Accounting for Income Taxes,” (previously Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”), as of June 1, 2011. The implementation of this standard had no impact on the financial statements.  As of both the date of adoption, and as of December 31, 2012, the unrecognized tax benefit accrual was zero.

Furthermore, since 2011 was the Company’s initial tax year, there are no prior federal or state tax returns subject to examination.  Accordingly, the only taxable periods subject to examination by federal and state taxing authorities is the period ended December 31, 2012 and 2011.

Leases

The Company leases its headquarters facility, comprising approximately 7,120 square feet, in Golden (metropolitan Denver), Colorado. The total rent expense for the year ended December 31, 2012 was $57,108 and $65,645 for 2011. The lease expired on September, 30, 2012, and a new lease was signed on November 1, 2012 for a term of four years and three months, which included the expansion of the lease space to a total of 10,044 square feet to accommodate growth. The Company assumed the new addition in February of 2013. Future payments under the newly signed lease (with the expanded area) are $346,137. The Company also leases miscellaneous office and warehouse equipment. In most cases, management expects that in the normal course of business these leases will be renewed or replaced by other leases as applicable.

Future Payments

2013	$80,853
2014	$82,863
2015	$82,863
2016	$82,863
2017	$6,905

Fair Value Measurements

ASC 820-10 establishes a framework for measuring the fair value of assets and liabilities and requires additional disclosure about fair value measurements.  ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal (or most advantageous market) for the asset or liability in than orderly transaction between market participants at the measure date.

The Company has a number of financial instruments, including cash, receivables, inventory, payables and debt obligations.  The Company has issued warrants which are measured at fair value on a recurring basis. The Company estimates that the fair value of these financial instruments does not materially differ from the respective reported balance sheet amounts.

Accordingly, the adoption of ASC 820-10 has not had a material impact on the Company’s financial statements and disclosures.

Deferred Financing Fees

Costs incurred in connection with the Company’s line of credit issued in July 16, 2012 are being amortized over the term of the debt repayment period. Accumulated amortization for the aforementioned indebtedness for the Company as of December 31, 2012 was $3,125.

Marketing

The Company expenses all production costs related to advertising costs as they are incurred, including print and television when the advertisement has been broadcast or otherwise distributed.  The Company records website costs related to its direct-to-consumer advertisements in accordance with FASB ASC 340-20 “Capitalized Advertising Costs”. In accordance with FASB ASC 340-20, direct response advertising costs incurred should be reported as assets and should be amortized over the estimated period of the benefits, based on the proportion of current period revenue from the advertisements to probable future revenue. As of December 31, 2012 and 2011, the Company had deferred $3,641 and $25,488 respectively, related to such advertising costs. This amount is included in Deposits and other assets and is being amortized over a three year period. In 2012 and 2011, marketing expenses totaled $1,996,325 and $2,450,464, respectively.

Research and Development Costs

Research and development costs are expensed when incurred. Research and development costs of $37,234 and $13,289 for December 31, 2012 and 2011, respectively, are included in selling and marketing expense.

Distribution, Shipping and Handling Costs

Shipping costs on purchases and shipping and handling fees related to sales charged to customers are both included in cost of sales. As mentioned in Revenue Recognition, shipping and handling crevenue billed customers are reflected in other revenues.

Insurance

The Company has procured insurance for such areas as: (1) general liability; (2) product liability; (3) property insurance and (4) directors and officers liability. The Company is not insured for certain property and casualty risks due to the frequency and severity of such losses, the cost of insurance and the overall risk analysis performed by the Company.

As part of its medical benefits program, the Company contracts with a national service organizer to provide benefits to its employees for all medical, dental, vision and prescription drug services.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivables. Concentrations of credit with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer bases and their dispersion across different geographic locations.

The Company maintains cash balances at one financial institution located in Colorado and one in California. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per account. At times during the year, the Company’s bank balances have exceeded the FDIC limit. Management believes the risk of loss at such institutions to be minimal.

Customers whose revenue balance exceeds 10% of the account balance are disclosed below with corresponding accounts receivable balance outstanding at year end:

	2012		2011
Customer	% of Revenues	A/R balance	% of Revenues	A/R balance
A	28%	46%	26%	45%
B	14%	8%	12%	9%
C	10%	13%	7%	11%

Vendors whose purchase balance exceeds 10% of the inventory purchases are disclosed below with corresponding accounts payable balance outstanding at year end.

	2012		2011
Vendor	% of Purchases	A/P balance	% of Purchases	A/P balance
A	48%	64%	47%	33%
B	14%	0%	16%	17%
C	8%	0%	16%	4%

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include but are not limited to the fair value determination of derivative instruments, returns allowance and allowance for notes receivable.

Earnings (Loss) Per Share

Net earnings (loss) per share is computed by dividing net income (loss) less preferred dividends for the period by the weighted average number of common stock outstanding during each period. Diluted earnings (loss) per share is computed by dividing net income (loss) less preferred dividends for the period by the weighted average number of common stock, common stock equivalents and potentially dilutive securities outstanding during each period.

Since the Company reflected a net loss for the years ended December 31, 2012, the effect of considering any common stock equivalents, if exercisable, would have been anti-dilutive. A separate computation of diluted earnings (loss) per share is not presented.

The Company has the following common stock equivalents as of December 31, 2012:

As of December 31,
2012
Stock options (exercise price – $0.573-$2.50/share)	1,103,276
Warrants (exercise price – $0.001-$0.57/share)	577,513
Total common stock equivalents	14,303,545

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASC 2011-04), an update to ASC Topic 820, “Fair Value Measurements and Disclosures.” This update amends current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The update also includes instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASC Update 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company adopted ASC Update 2011-04 effective January 1, 2012. The adoption of this pronouncement did not have a material impact on the Company’s financial position, results of operations or cash flows.

Note 2 –

Endorsement / Spokesperson / Consulting Agreements

The Company is obligated under various endorsement, spokesperson and consulting agreements with varying original terms ranging from one to three years. These endorsers, spokespersons and consultants are generally paid a monthly fee for their services, including promotion and marketing activities per the agreements. All of these agreements may be terminated by either party upon breach or default in the terms of the agreements. The Company expensed $232,248 and $71,426 under these agreements in 2012 and 2011, respectively.

Future payments of the above mentioned contracts will run through 2013, for a total expense of $110,333.

Note 3 –

Retirement Plan

Eligible employees may enroll in an company-sponsored 401(k) plan. New enrollees are able to join the plan in the calendar quarter in which they become eligible. The Company may also make a match at its discretion. During calendar years 2012 and 2011, there were no matches under this plan made by the Company.

Note 4 –

Sale of Product Line

In December, 2011, the Company entered into an agreement to sell a dormant children’s vitamin product line to an unrelated third party. The Company received a nonrefundable payment of $300,000 in December 2011, in consideration of the time and expense incurred by the buyer in conducting due diligence on the product line and granting the buyer an exclusivity period through January 31, 2012.  The Company recognized $100,000 of the nonrefundable payment as other income in 2011, representing the Company’s estimate of the portion of assistance and data provided to the buyer in 2011.  The remaining $200,000 was deferred and is included in the accrued expenses in the accompanying December 31, 2011 balance sheet.  The sale was consummated in January, 2012, which resulted in a $499,525 gain on the sale to the Company.

Note 5 –

Contingencies

In accordance with the standards on contingencies, the Company accrues a loss contingency if it is probable and can reasonably be estimated or a liability has been incurred at the date of the financial statements. If both of these conditions are not met, or if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The Company is exposed to legal claims encountered in the normal course of business. See Note 6, “Litigation”. Management believes that the ultimate resolution of these matters will not have a material adverse effect on the operating results or the financial position of the Company.

Note 6 –

Litigation

The Company is engaged in various legal actions, claims and proceedings arising in the normal course of business, including claims related to breach of contracts, product liabilities and intellectual property matters resulting from the Company’s business activities. As with most actions such as these, an estimation of any possible and/or ultimate liability cannot always be determined. The following summaries highlight the current status of certain material commercial litigation in which the Company is involved.

Protica, Inc., a former manufacturer of products for the Company, sued the Predecessor Company for an alleged debt in the approximate amount of $384,000 and also unspecified damages for an alleged breach of an exclusive manufacturing agreement. The Company filed counterclaims alleging Protica breached the parties' agreement and the warranties implied therein and fraudulently concealed damage to the product manufactured for it resulting in an FDA recall of its product and loss of a significant portion of its commercial market. The case was filed February 15, 2011 in the United States District Court, Eastern District of Pennsylvania.  The Company sought an unspecified amount of direct damages, punitive damages, and attorneys' fees. The Company and Protica, Inc. fully and finally settle this matter effective April 1, 2013.  The settlement has been included in the Company’s year-end 2012 financial results.

The Company received a demand letter, dated February 17, 2012, from the Breeden Law firm, claiming the Company’s sale of its African Mango Super Fruit™ diet product, (the “Mango Product”) violated the California Consumer Legal Remedies Act and certain other provisions of California State law. This Letter demanded the Company: (i) substantiate its advertising claims with respect to the Mango Product; (ii) change its advertising with respect to the Mango Product; (iii) recall the Mango Product; (iv) identify all purchasers of the Mango Product; and (v) establish a fund for the providing for a full refund for all purchasers of the Mango Product. No formal litigation has been initiated against the Company as of this date.  On March 23, 2012, the Company received a letter from Vitamin World, Inc. (“Vitamin World”) requesting the Company indemnify Vitamin World for similar claims brought against it by the Breeden Law Firm concerning the Mango Product sold by Vitamin World. The Company’s indemnification obligations to Vitamin World arise from the standard terms and conditions contained in Vitamin World’s distribution agreements.  The Company has agreed to indemnify Vitamin World in this matter.  The Company believes there is a reasonable possibility, as defined by FASB ASC 450-20, of an unfavorable outcome. However, the range of any possible loss cannot be reasonably estimated as of the date of the financial statements. The Company’s counsel is in communication with the complainant with regard to the requested label changes and settlement issues.

Arya Tabibnia brought a class action complaint against the Company which was filed on August 6, 2012 in the United States District Court for the Southern District of California (the “Tabibnia Action”), claiming the Company’s sale of its hCG Activator natural hCG alternative (the “Product”) violated the California Consumer Legal Remedies Act and certain other provisions of California state law.  The Company also received letters from GNC, Corp. and Vitamin Shoppe, Inc., demanding the Company indemnify them pursuant to their respective vendor agreements.  The Company is contractually obligated to indemnify both GNC, Corp. and Vitamin Shoppe, Inc. and will fulfill those responsibilities.  The Company believes that there is reasonable possibility, as defined by FASB ASC 450-20, of an unfavorable outcome. However, the range of any possible loss cannot be reasonably estimated as of the date of the financial statements.

Jeffrey Grube brought a class action lawsuit against three firms, including the Company, based on the defendants' alleged marketing, distribution, or sales of products purporting to contain human chorionic gonadotropin ("hCG") or a natural hCG alternative. The case is referred to as Jeffrey Grube v. GNC, iSatori Technologies LLC, and HCG Platinum, LLC, Case No. 11-1005, filed August 4, 2011 in United States District Court, for the Western District of Pennsylvania.  Grube claims that the defendants engaged in deceptive trade practices in violation of numerous state consumer protection laws, breached express warranties, and were unjustly enriched. The Company received a letter from GNC Corp., demanding the Company indemnify GNC Corp. pursuant to a distribution agreement between the Company and GNC Corp. The Company is contractually obligated to indemnify GNC Corp and will fulfill that responsibility.  The action has been dismissed voluntarily by the plaintiff; the Company believes that the claims represented by this action may ultimately be included in the claims advanced in the Tabibnia Action, described above.  As a result, no other actions are planned by the Company on this matter.  Accordingly, the range of any possible exposure regarding this particular claim cannot be reasonably estimated as of the date of the financial statements.

D. Tawnsaura brought a class action complaint against the Company and 56 other retailers/distributors for infringement of a patented ingredient “Citriline Malate”.  This ingredient is utilized by the Company in certain of its product formulations. The court ordered the plaintiffs to resubmit their complaint and make it legally sufficient, which occurred on October 31, 2012.  The Company and many of the other defendants are contesting the alleged patent position of the plaintiff; accordingly, discovery in this matter has been stayed pending the resolution of this issue.  The Company believes that there is a reasonable possibility, as defined by FASB ASC 450-20, of an unfavorable outcome.  However, the range of any possible loss cannot be reasonably estimated as of the date of the financial statements.

The Company received a demand letter dated August 7, 2012 from the Newport Trial Group of California, claiming the Company’s sale of its hCG Activator product violates the California Consumer Legal Remedies Act.  No formal litigation has been initiated against the Company as of this date.  Because no further actions have been undertaken in this matter, it is impossible for the Company to estimate the range of any possible loss as of the date of  the financial statements.

Note 7 –

Income Taxes

As noted above, the Predecessor Company converted from a limited liability company to a corporation on June 1, 2011. For the five months ending May 31, 2011, the taxable income (or loss) of the Predecessor Company, a limited liability company, was allocated to its sole member. Therefore, no provision or liability for income taxes has been included in these financial statements for these relevant periods when the Predecessor Company was in existence. As a result of the June 1, 2011 conversion, on that date the Company recorded a net deferred tax asset of $274,489, by a credit to income tax expense, for temporary differences between financial reporting and the income tax basis of the existing assets and liabilities at that date.

For the year ended December 31 2012, the Company recognized income tax benefit of $737, which reflects the adjustment of the above mentioned net tax asset in the amount of $67,083, offset by the net tax expense of the year totaling $66,346. For the year ended December 31, 2011, the Company recognized a net income tax benefit of $225,450.

At December 31, 2012, management believes there are no uncertain tax liabilities. The Company recognizes interest and penalties related to uncertain tax positions in income tax (benefit)/expense. No interest and penalties related to uncertain tax positions were accrued at December 31, 2012.

The Company files income tax returns in U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions. The 2012 tax year remains open to examination by taxing jurisdictions to which the Company is subject.

Income tax provision for the periods December 31, 2012 and December 31, 2011 consists of the following:

	12/31/2012	12/31/2011
Current Tax expense (benefit)	$67,820	$26,794
Deferred Tax Expense (benefit):
Effect of change in tax status		(274,489)
Change in net deferred tax asset	(67,083)	22,245
Deferred tax benefit	(67,083)	(252,244)
Total income tax expense (benefit)	737	(225,450)

The reconciliation of the results of applying the Company's effective statutory federal income tax rate of 35% for December 31, 2012 and December 31, 2011 to the Company's income before taxes and the Company's provision for income taxes is as follows:

	12/31/2012	12/31/2011
Federal Income Taxes	35.0%	35.0%
State Income Taxes	3.0%	3.0%
Permanent Items	-1.6%	5.1%
Current Year Losses not utilized	36.5%	0.0%
Foreign tax credit, net of credit	0.0%	1.3%
Effect of change in tax status	0.0%	-72.7%
Nontaxable (income) loss of LLC	0.0%	-30.1%
Tax Bracket Rate Benefit and other	0.0%	-1.4%
	0.0%	-59.8%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is not "more-likely-than-not" that the Company will realize the benefits of the net operating losses at December 31, 2012. The Company’s deferred tax valuation allowance of $11,041,594 reflected below is an increase of $10,972,559 as there was no valuation allowance recorded as of December 31, 2011.

The components of the deferred tax assets, net of deferred tax liabilities for each period are:

	12/31/2012	12/31/2011
Inventory	17,150	13,553
Goodwill and other intangibles	-	257,499
Allowance for Doubtful Accounts	26,055	19,199
Change in FV of derivatives	266,770	12,683
Share Based Compensation	22,349	-
Net Operating Loss	11,041,594	-
NOL Valuation Allowance	(11,041,594)	-
Other	1,087	-
Deferred Tax Assets	333,411	302,934

Property & Equipment	(47,287)	(41,001)
Goodwill and other intangibles	(11,194)	-
Prepaid Expenses	(58,053)	(9,688)
Other	-	-
Deferred Tax Liabilities	(116,534)	(50,689)

Net Deferred Tax Asset	216,877	252,245

At December 31, 2012, the Company had $28,730,000 of cumulated net operating loss carryforwards before application of Internal Revenue Code 382 limitations for federal income tax purposes that were available to offset future taxable income through the year 2032.

Note 8 –

Stockholders’ Equity

At December 31, 2012, there were 12,622,756 shares of common stock, par value $.01 per share, outstanding for the Company

Effective February 16, 2012, the Company issued options to purchase 1,233,129 shares of the Company’s common stock to eight management employees with an initial exercise price of $0.38 per share and which contain various vesting schedules and expiration dates. Upon completion of the merger, the total number of options to purchase such shares was reduced to 823,757 and the per share exercise price was correspondingly adjusted to $0.573 per share in accordance with the terms of the Merger Agreement.

Effective February 16, 2012, in connection with the $250,000 Convertible Promissory Note dated October 15, 2010 between the Company and James and Kristin Black, the Company exchanged 493,252 Common Shares of stock for the cancellation of the Note Payable. In accordance with the terms of the Merger, the total number of shares was reduced to 329,502.

Warrant Grants

As of December 31, 2012, there were common stock warrants outstanding to purchase aggregate shares of common stock pursuant to the warrant grants described below. On November 1, 2010, the Company issued warrants to purchase 150,000 shares of the common stock of the Company to Transition Partners, Limited with a an indeterminable exercise price per share in connection with a consulting services agreement. These warrants were subject to a conditional vesting schedule, in one-third increments.  As of December 31, 2010, the first 50,000 of these warrants were fully vested and were due to expire on November 1, 2013. On June 17, 2011, the second 50,000 of these warrants were fully vested and due to expire on November 1, 2013. On April 6, 2012 the third 50,000 of these warrants were fully vested and were due to expire on November 1, 2013. Upon completion of and in accordance with the terms of the Merger, the total number of warrants to purchase such shares was reduced to 123,563 and the per share exercise price was fixed at $0.57 per share. In addition, the expiration of the warrants was extended to July 31, 2015.

On June 17, 2011 the Company also issued warrants to purchase 50,000 shares of the common stock of the Company to AVIDBank Corporate Finance, a division of AVIDBank, with an exercise price equal to one-hundredth of a dollar in connection with the $1.0 million revolving line of credit arrangement (See Note 8, Revolving Lines of Credit and Related Interest).  These warrants are fully vested and expire on June 17, 2016. Upon completion of the Merger, the total number of warrants to purchase such shares was reduced to 33,401 and the per share exercise price remained the same.

On July 15, 2011 the Company also issued warrants to purchase 3% of fully diluted shares of the common stock of the Company to Breakwater Structured Growth Opportunity Fund, L.P., with an imputed exercise price equal to approximately one-hundredth of a dollar in connection with the $1.025 million subordinated mezzanine loan arrangement (See Note 9, Long Term Indebtedness and Interest).  These warrants are fully vested and expire on June 15, 2016. In accordance with the terms of the Merger, the total number of warrants to purchase such shares was increased from 328,411 shares to 420,549 and the per share exercise price remained the same.

Included in the aforementioned Breakwater warrant, was an obligation by the Company to, among other things, honor an irrevocable put right through which the Company agreed to purchase up to the 3% of fully diluted shares of its common stock underlying the warrant, which expires on July 15, 2016 (See Note 9, Long Term Indebtedness and Interest). Upon completion of the Merger, the irrevocable put right was removed.

Option Grant

On September 6, 2012, the Company entered into a one year investor relations consulting contract with RJ Falkner & Company, Inc (“RJ Falkner”), which includes a grant to R. Jerry Falkner, the owner of RJ Falkner, as an individual, a five year option to purchase 125,000 of share of common stock and an exercise price of $2.25 per share. These options were subject to a conditional vesting schedule, in one-fourth increments.  The first installment vested and became exercisable upon execution of the consulting contract on September 6, 2012.  The second installment upon the publication of the first “Research Profile” report, which was completed November 30, 2012, The third and fourth installments will vest at 90 and 180 days following the publication of the aforementioned report.  As of December 31, 2012, the two of the four increments were fully vested for a total of 62,500 shares are due to expire on September 5, 2017.

Effective September 28, 2012, the Company issued options to purchase 54,479 shares of the Company’s common stock to ten employees with an exercise price of $2.25 per share and which contain three year vesting schedules of 1/3 each year through September 2015. These options are due to expire on September 27, 2022.

Effective November 30, 2012, the Company issued options to purchase 100,000 shares of the Company’s common stock to two consultants with an exercise price of $2.50 per share and were subject to a three year vesting schedule, in one-third increments. The first vesting period begins on November 30, 2013.  These options are due to expire on November 30, 2022.

In developing a fair value for the Avid warrant obligation at December 31, 2012, the Company used a current stock value of $2.28 per share, which represents a discount of 24% from the quoted stock price.  This reduction was based on the application of a Discount for Lack of Marketability. The Company, in developing a fair value for the Breakwater warrant obligation at December 31, 2012, used a current stock value of $1.50 per share, which represents a discount of 50% from the quoted stock price.  This reduction was based on the application of a Discount for Lack of Liquidity. Other assumptions used in the above valuations include (a) risk-free interest rate of 0.36% based on duration, (b) weighted average expected terms ranging from 3.5 to 3.58 years; (c) weighted average expected stock volatility of 45.94 % and (e) expected dividends of 0%.

The values of the other various warrants and options have been measured utilizing the Black-Scholes model as of December 31, 2012.  The assumptions used in this valuation included: (a) risk-free interest rate ranging from 0.36-1.78% based on duration, (c) weighted average expected terms ranging from 2.58 years to 10 years; (d) weighted average expected stock volatility ranging from 43.84-48.97 % and (e) expected dividends of 0%.  These valuations resulted in an annual 2012 expense of $858,398 included in the Statement of Operations.

February 2012 Management Options

Effective February 16, 2012, the Company issued options to purchase 1,233,129 shares of the Company stock to eight management employees, having an initial exercise price of $0.38, and which contain various vesting schedules and expiration dates. Upon completion of the merger, the total number of options to purchase such shares was reduced to 823,757 and the per share exercise price was correspondingly adjusted to $0.573 per share in accordance with the terms of the Merger Agreement

The Company applied fair value accounting for all share based payments awards. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, for a total valuation of $61,495, which was expensed in full on the date of the grant. The Black-Scholes assumptions used when the options were issued in the year ended December 31, 2012 are as follows:

Exercise price	$0.383
Expected dividends	0%
Expected volatility	45.85%
Risk fee interest rate	2.23%
Expected life of option	5-7 years
Expected forfeiture	0%

The following is a summary of the Company’s stock option activity, which reflects the converted amounts per the Merger Agreement:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance – December 31, 2011	-
Granted	823,757	$0.573	4.65 years
Exercised	-
Forfeited/Cancelled	50,102
Balance – December 31, 2012 – outstanding	773,655	$0.573	4.65 years
Balance – December 31, 2012 – exercisable	623,350	$0.573	4.65 years

Outstanding options held by related parties – 2012	776,655
Exercisable options held by related parties – 2012	623,350

2012 Performance Incentive Plan

On September 27, 2012, the Company's board of directors approved the 2012 Performance Incentive Plan (the Plan”). The Plan allows the Company to promote the success of the Corporation and to increase stockholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. Any stock option granted in the form of an incentive stock option will be intended to comply with the requirements of Section 422 of the Code. Only stock options granted to employees qualify for incentive stock option treatment. A stock option may be exercised in whole or in installments, which may be cumulative. Shares of common stock purchased upon the exercise of a stock option must be paid for in full at the time of the exercise in cash or such other consideration determined by the compensation committee. Payment may include tendering shares of common stock or surrendering of a stock award, or a combination of methods.

The Plan is administered by the Plan Administrator, being the Board or one or more committees appointed by the Board or another committee (within its delegated authority) to administer all or certain aspects of this Plan. The Administrator has full and exclusive power within the limitations set forth in the Plan to make all decisions and determinations regarding the selection of participants and the granting of awards; establishing the terms and conditions relating to each award; adopting rules, regulations and guidelines; and interpreting the Plan.

On September 28, 2012, the Company issued options to purchase 54,519 shares of the Company stock to ten employees, having an exercise price of $2.25, and which contain three year vesting schedules of 1/3 each year through September 2015. These options are due to expire on September 27, 2022.

The Company applied fair value accounting for all share based payments awards. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, for a total valuation of $51,978, which will be expensed over the three year vesting period. The expense realized for the year ending December 31, 2012 was $1,999. The Black-Scholes assumptions used when the options were issued in the year ended December 31, 2012 are as follows:

Exercise price	$2.25
Expected dividends	0%
Expected volatility	43.84%
Risk fee interest rate	Between 0.72-1.18%
Expected life of option	5.5-6.5 years
Expected forfeiture	0%

The following is a summary of the Company’s stock option activity:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance – December 31, 2011	-
Granted	54,519	$2.25	9.75 years
Exercised	-
Forfeited/Cancelled	-
Balance – December 31, 2012 – outstanding	54,519	$2.25	9.75 years
Balance – December 31, 2012 – exercisable	54,519	$2.25	9.75 years

Outstanding options held by related parties – 2012	54,519
Exercisable options held by related parties – 2012	-

Contractor Options

During the year ended December 31, 2012, the Company issued options to purchase 225,000 shares of the Company stock to outside contractors, having an exercise price ranging between $2.25 and $2.50, and which contain various vesting schedules and expiration dates.

The Company applied fair value accounting for all share based payments awards. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model, for a total valuation of $199,014, which was expensed in full on the date of the grant. The Black-Scholes assumptions used when the options were issued in the year ended December 31, 2012 are as follows:

Exercise price	$2.25-2.50
Expected dividends	0%
Expected volatility	45.94-48.97%
Risk fee interest rate	0.62-1.78%
Expected life of option	5-10 years
Expected forfeiture	0%

The following is a summary of the Company’s stock option activity, which reflects the converted amounts per the Merger Agreement:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance – December 31, 2011	-
Granted	225,000	$2.36	7.08 years
Exercised	-
Forfeited/Cancelled	-
Balance – December 31, 2012 – outstanding	225,000	$2.36	7.08 years
Balance – December 31, 2012 – exercisable	62,500	$2.25	4.75 years

The Company had previously valued the AVIDBank and Breakwater warrants using a model that did not include the quoted stock price as an input, and has determined that the model described above should have been used in valuing these warrants for the quarters ended June 30, 2012 and September 30, 2012.  The following summarizes the effects of this change.

	June 30, 2012		September 30, 2012
	As previously reported	As adjusted	As previously reported	As adjusted
Derivative Liability	140,132	550,994	128,422	527,206
Stockholders’ Equity	4,291,027	3,880,165	3,774,716	3,375,932

Net Income:
Three months ended June 30,2012	(251,838)	(662,704)
Six months ended June 30,2012	161,028	(249,834)
Three months ended September 30,2012			(518,768)	(506,690)
Six months ended September 30,2012			(357,735)	(756,519)

Net income/loss per share:
Three months ended June 30,2012	$(0.02)	$(0.05)
Six months ended June 30,2012	$0.01	$(0.02)
Three months ended September 30,2012			$(0.04)	$(0.04)
Six months ended September 30,2012			$(0.03)	$(0.07)

The Company assumed the 1,069,587 outstanding warrants to purchase shares of Common Stock which were issued by Integrated in fiscal years 2009 and before. Of these, 17,230 expired on July 29, 2012 and the remainders expire on May 31, 2014.

Note 9 –

CONVERTIBLE PREFERRED STOCK

In connection with the Merger, the Company assumed into its capital structure the convertible stock originally issued by Integrated. Accordingly, at December 31, 2012, the Company’s convertible preferred stock, $0.01 par value per share, consisted of the following:

	Par Value	Shares Outstanding	Liquidation Preference
Series A $20	$95	9,500	$190,000
Series D $20	130	13,000	260,000
	$225	22,500	$450,000

Series A $20 Convertible Preferred Stock. At December 31, 2012, the Company had 9,500 shares of its Series A $20 Convertible Preferred Stock (the “Series A Preferred”) outstanding. Holders of the Series A Preferred are not entitled to receive any dividends, and have no voting rights unless otherwise required pursuant to Delaware law. Each share of the Series A Preferred may, at the option of the Company, be converted into the equivalent of one-fifth (1/5th) of a share of common stock at any time after (i) the closing bid price of the common stock is at least $2.00 for at least 20 trading days during any 30 consecutive trading day period, and (ii) the shares of common stock to be received on conversion have been registered or otherwise qualified for sale under applicable securities laws. The holders of the Series A Preferred have the right to convert each share into the equivalent of one-fifth (1/5th) of a share of common stock at any time. Upon any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred are entitled to receive $20 per share before the holders of common stock are entitled to receive any distribution. In the event the Company enters into any consolidation, merger or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or other securities, each share of Series A Preferred will at the same time be similarly exchanged or changed into such consideration as is equal to four times the amount of consideration to be received for each share of common stock.

Series D $20 Convertible Preferred Stock. At December 31, 2012 the Company had 13,000 shares of its Series D $20 Convertible Preferred Stock (the “Series D Preferred”) outstanding. Holders of the Series D Preferred are entitled to receive, out of funds of the Company legally available, dividends at the annual rate of $1.80 per annum per share.

The Company may redeem the Series D Preferred upon not less than 30 days’ notice, in whole or in part, for an amount of $20 per share plus all accrued but unpaid dividends applicable to such share. After notice and prior to the expiration of the 30-day notice period, holders of the Series D Preferred will have the option to convert the Series D Preferred into common stock prior to the redemption. Each share of the Series D Preferred may, at the option of the Company, be converted into the number of shares of common stock as determined by dividing $20 plus any accrued and unpaid dividends on such share by $80 at any time after (i) the closing bid price of the common stock exceeds $200.00 for 20 consecutive trading days, and (ii) the Company has sustained positive earnings per share of common stock for the two previous fiscal quarters. The holders of the Series D Preferred have the right to convert each share at any time into the number of shares of common stock as determined by dividing $20 plus any accrued and unpaid dividends on such share by $80. The holders of the Series D Preferred are entitled to receive $20 per share plus any accrued and unpaid dividends on such share before the holders of common stock are entitled to receive any distribution. In the event the Company enters into any consolidation, merger or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or other securities, each share of Series D Preferred will at the same time be similarly exchanged or changed into the aggregate amount of stock as would have been received had the holder converted such shares immediately prior to the transaction.

Note 10 –

Revolving Line of Credit and Related Interest

On June 17, 2012, the Company extended a $1.0 million revolving line of credit with a lender, with interest due monthly at the rate equal to prime plus 1.25% with a floor of 7.0% for one month, which was originally entered into on June 17, 2011. The line of credit was collateralized by the Company’s accounts receivable, inventory, contract rights and general intangibles. The Company’s line of credit agreement contains certain restrictive covenants including the prohibition of the payment of distributions to members or stockholders other than for the payment of income taxes and certain affirmative covenants including maintenance of certain financial ratios related to its financial performance as defined in the line of credit agreement. For the quarter ended December 31, 2011, the Company failed to meet its Minimum Net Income Covenant. A waiver from the lender was obtained. At December 31, 2011 advances of $785,044 were outstanding under the credit agreement. The lender bank had not set a requirement for the Minimum Net Income Covenant for 1st or 2nd quarter. This revolving line of credit has subsequently been paid in full on July 16, 2012 with proceeds from a new credit agreement and all liens released.

The Company entered into a new Credit Agreement with Colorado Business Bank West of Denver, Colorado (the “New Credit Agreement”) on July 16, 2012, and in connection with the entrance into the New Credit Agreement, terminated its commitments under its existing credit agreement with Avidbank Corporate Finance, a division of AvidBank.   Borrowings under the New Credit Agreement will be used to provide ongoing working capital and for other general corporate purposes of the Company and its subsidiaries. For the year ended December 31, 2012, the Company failed to meet its Minimum Tagible Net Equity Covenant for the month of December, 2012.  The Company is currently in communications with the bank to obtain a waiver, but it is uncertain as to whether the Company will be able to obtain the waiver. The loan is currently classified as a current liability..

The New Credit Agreement provides a revolving commitment to the Company of $1,500,000, which increased the Company’s previous borrowing capacity by fifty percent.  Amounts outstanding under the New Credit Agreement will be reflected in a promissory note with a principal balance of $1,500,000 and a maturity date of July 16, 2013 (the “Promissory Note”).  The principal balance on the Promissory Note will note bear interest at the one month USD LIBOR rate measured not more often than once per month (the “Index”).  Interest on any unpaid balance under the promissory note will bear interest at the Index plus 3.750% with a minimum interest rate of 4.000% per annum. The outstanding balance as of December 31, 2012 is $1,173,155.

Note 11 –

Long-Term Indebtedness and Interest

In October, 2010, the Company entered into a $250,000 long-term debt arrangement (the “Note”) with an unrelated private investor, with interest due monthly at the rate equal to 10%. The principal amount of the Note was required by the Predecessor Company to be repaid in full on its first anniversary. However, at that time, if the Predecessor Company had not entered into a satisfactory subsequent financing arrangement, in the sole discretion of the investor, the $250,000 Note could be immediately called and would be due and payable. The holder of the Note had the option to then either convert the Note into a three-year term loan or convert the Note into shares of common stock in the Predecessor Company. The holder of the Note had 15 months from the first anniversary of the making of the Note to make this decision, that is, until December 31, 2012. Subsequently, in February, 2012, the Note holder agreed that all previous new financing contingencies had been met and consented to convert the Note into 493,252 shares of common stock of the Company in complete and total satisfaction of the Note. In accordance with the terms of the Merger, the total number of shares was reduced to 329,502.

On July 15, 2011, the Company entered into a $1,025,000 subordinated mezzanine loan (the “Mezzanine Loan”) with a maturity date of three years. Interest is due monthly at the rate equal to 12%. In addition, the net proceeds received by the Company from this Mezzanine Loan was $850,000, giving effect to the original issue discount (“OID”) required by the lender. On April 5, 2012 the above mentioned note was paid in full, including the remaining amount for the OID discount under this arrangement, for a total payment of $833,640. For the nine months ended June 30, 2012, the Company had made payments of $887,929 (including taking into account the OID discount under this arrangement).

Note 12 –

Fair Value Measurements and Disclosures

The Company follows ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements.  The statement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.  Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.  Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1:  Quoted prices are available in active markets for identical assets or liabilities.

Level 2:  Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or

Level 3:  Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

ASC 820 requires financial assets and liabilities to be classified based on the lowest level of input that is significant to the fair value measurement.  The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

For the purposes of marketable securities where there is an active market, the Company uses the quoted prices available for the identical asset or liability.  As of December 31, 2012, the Company had $965,886 in a highly liquid investment account and $29,338 assets held for sale valued using the Level 1 mark-to-market approach.

The inputs used in the fair value measurements categorized within Level 3 include the stock price at the valuation date, the exercise price of the warrant, the expected period of time the warrant will be outstanding, the annual volatility of the underlying stock price, the annual yield rate of quarterly dividends, and the risk free rate of interest relevant to the expected time period the warrant will be outstanding.

The following table represents the Company’s warrant derivative liabilities that were accounted for at fair value on a recurring basis by level within the fair value hierarchy:

	December 31, 2012			December 31, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Warrant Derivative Liability	$-	$-	$701,852	$-	$-	$92,606

Beginning of Period	-	-	92,606	-	-	-
Additions	-	-	-	-	-	59,239
Deletions	-	-	-	-	-	-
Revisions	-	-	609,246	-	-	33,367
End of Period	$-	$-	$701,852	$-	$-	$92,606

Note  13 –

Supplemental Cash Flow Information

The Company remitted cash payments for federal and state income taxes of $71,000 for the period from June 1, 2011 through December 31, 2011. In addition, the Company remitted cash payments for interest expense related to outstanding debt of $171,853 and $57,259 for the years ended December 31, 2011 and 2010.

The Company converted $115,204 of vendor payables into notes payable during the years ended December 31, 2011

Note 14 –

Subsequent Events

As mentioned in Note 1, under the Lease section, the Company signed an amendment to its facility lease as of November 1, 2012, which extends its original lease of 7,120 square feet for a term of four years and three months.  This lease also includes the expansion of the facility for an additional 2,924 square feet, which will be assumed upon the satisfactory completion of the build-out per the Company, which was complete in the first quarter of 2013.

As mentioned in Note 1, under the Notes Receivable section, the Company novated a note receivable which was entered into in December, 2010, for the sale of a dormant product line of vitamins, A new promissory note was issued to reflect a modification in the payment terms, which includes no interest. The total amount to be repaid is the open principal amount of $117,543 at December 31, 2012, and is due to be repaid on or before May 1, 2017. An allowance in the amount of $25,978 has been recorded against the receivable balance.

Made effective January 1, 2013, the Company entered into a one year agreement, subject to quarterly cancellation at the Company’s sole discretion, with Microcap Headlines, Inc.  In connection with this agreement, the Company issued warrants to purchase an aggregate of 100,000 shares of the Company’s common stock at an exercise price of $2.25 per share.  These warrants were subject to conditional vesting schedule in one-fourth (quarterly) increments, subject to the Company’s sole discretion. The first increment was granted and fully vested on January 1, 2013, and the second increment was granted and fully vested on April 1, 2013. All vested warrants expire on January 1, 2018.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth the expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts set forth below, other than the SEC registration fee, are estimates and all expenses with respect to this registration statement will be paid by the Company.

SEC Registration Fee	$6,150.50
Legal Fees and Expenses*	2,100
Accountants Fees and Expenses*	1,500
Transfer and Disbursement Agent Fees*	2,000
Printing Costs*	4,000
Total	15,664

*

Estimated solely for the purposes of this Item. Actual expenses may vary.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s amended and restated certificate of incorporation provides for indemnification of agents including directors, officers and employees to the maximum extent allowed by Delaware law. The Company’s amended and restated certificate of incorporation requires indemnification of any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, employee or agent if the board of directors (or other committee or entity empowered to make such a determination) formally determines that he acted in good faith and in a manner reasonably deemed consistent with, or not opposed to, its best interests. With respect to any criminal action or proceeding, the board of directors (or other committee or entity empowered to make such a determination) must formally determine that he had no reasonable cause to believe his conduct was unlawful. In the case of any action, suit or proceeding by or in the right of the Company, no indemnification shall be made if such person is determined to be liable to the Company, unless and only to the extent that the court in which such proceeding was brought determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that a director, officer, employee or agent has prevailed in defense of any such action, suit or proceeding, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him. The indemnification provided by the Company’s amended and restated certificate of incorporation is not exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of uninvolved stockholders, directors or otherwise.

The Company has purchased and maintains insurance covering its directors, officers, employees and agents against any liability asserted against any of them and incurred by any of them, whether or not the Company would have the power to indemnify them against such liability under the provisions of the Company’s certificate of incorporation and applicable Delaware law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the Company’s directors, officers or controlling persons pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

Integrated Security Systems, Inc. (“Integrated”) was formed in December 1991 as a Delaware corporation and became publicly traded in April 1993.

On April 5, 2012, iSatori Technologies, Inc., a Colorado corporation (“iSatori Tech”), was merged with and into iSatori Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Integrated Security Systems, Inc., a Delaware corporation (“Integrated”), with iSatori Tech surviving as a wholly-owned subsidiary of Integrated (the “Merger”).

At the closing of the Merger, Integrated issued, or reserved for issuance, to the holders of iSatori Tech’s common stock, and holders of equity instruments convertible into shares of iSatori Tech’s common stock, an aggregate of approximately 8,410,973 shares of Integrated’s common stock.  The shares were issued in a private placement not involving a public offering under the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 145 under the Securities Act. Integrated has not engaged in general solicitation or advertising with regard to the issuance of its shares of common stock and has not offered securities to the public in connection with this issuance.

ITEM 16. EXHIBITS.

(a) Exhibits

Exhibit Number	Description

2.1

Agreement and Plan of Merger and Reorganization, dated as of February 17, 2012, by and among Integrated Security Systems, Inc., iSatori Acquisition Corp. and iSatori Technologies, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 21, 2012).

2.2

Asset Purchase Agreement, dated as of December 17, 2012, by and among B&B Roadway and Security Solutions, L.L.C., B&B ARMR Corporation, and Integrated Security Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filing on December 20, 2010).

3.1

Amended and Restated Certificate of Incorporation of Integrated Security Systems, Inc. (incorporated by reference to Exhibit 3.1 to Integrated Security Solutions, Inc.’s Registration Statement on Form SB-2 (No. 333-122849) filed on April 8, 2005).

3.2

Certificate of Amendment to the Certificate of Incorporation of Integrated Security Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on February 1, 2011).

3.3	Certificate of Amendment to the Certificate of Incorporation of Integrated Security Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on May 11, 2011).
3.4	Amended and Restated Bylaws of Integrated Security Systems, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 (No. 33-59870-FW)).
4.1	Specimen certificate for Common Stock of Integrated Security Systems, Inc. (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form SB-2 (No. 33-59870-FW)).
4.2

Certificate of Designation, Preferences and Rights of Series A $20 Convertible Preferred Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form SB-2 (No. 333-122849) filed on April 8, 2005).

4.3

Certificate of Designation, Preferences and Rights of Series D $20 Convertible Preferred Stock (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form SB-2 (No. 333-122849) filed on April 8, 2005).

4.4

Registration Rights Agreement, dated October 13, 2005, between Integrated Security Systems, Inc. and Renaissance US Growth Investment Trust PLC (incorporated by reference to Exhibit 4.1 the Current Report on Form 8-K filed on October 28, 2005).

4.5

Registration Rights Agreement, dated October 13, 2005, between Integrated Security Systems, Inc. and BFS US Special Opportunities Trust PLC (incorporated by reference to Exhibit 4.2 the Current Report on Form 8-K filed on October 28, 2005).

4.6

Registration Rights Agreement, dated December 14, 2005, between Integrated Security Systems, Inc. and Renaissance Capital Growth & Income Fund III, Inc (incorporated by reference to Exhibit 4.1 the Current Report on Form 8-K filed on December 16, 2005).

4.7

Investor Rights Agreement, dated as of April 5, 2012, by and among Integrated Security Systems, Inc., RENN Capital Group, Inc. and the investors listed on Schedule A thereto (incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed on April 9, 2012).

4.8*	First Amendment to Investor Rights Agreement, dated as of October 4, 2012, by and among Integrated Security Systems, Inc., RENN Capital Group, Inc. and the investors listed on Schedule A thereto
4.9*	Second Amendment to Investor Rights Agreement, dated as of October 4, 2012, by and among Integrated Security Systems, Inc., RENN Capital Group, Inc. and the investors listed on Schedule A thereto
5.1	Opinion of Beatty & Wozniak, P.C.
10.1	Integrated Security Systems, Inc. 1997 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (No. 333-76558)).

10.2	Integrated Security Systems, Inc. 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 (No. 333-163604)).
10.3	iSatori 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on April 9, 2012).
10.4

Manufacturing and Supply Agreement, dated as of March 11, 2011, by and between iSatori Technologies, Inc. and Arnet Pharmaceutical Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on April 9, 2012).

10.5

Dietary Ingredient – Limited Exclusive License and Supply Agreement, dated as of August 1, 2006, by and between iSatori Technologies, Inc. and FHG Corporation d/b/a Integrity Nutraceuticals International, Inc. (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on April 9, 2012).

10.6

Purchasing Agreement #3833, dated as of December 14, 2007, by and between iSatori Technologies, Inc. and General Nutrition Corporation (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on April 9, 2012).

10.7

Purchasing Agreement #3512, dated as of December 14, 2007, by and between iSatori Technologies, Inc. and General Nutrition Corporation (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on April 9, 2012).

10.8

Loan and Security Agreement, dated as of June 17, 2011, by and between iSatori Technologies, Inc. and Avidbank Corporate Finance, a division of AvidBank (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on April 9, 2012).

10.9

Loan Agreement, dated as of July 15, 2011, by and between iSatori Technologies, Inc. and Breakwater Structured Growth Opportunities Fund, L.P. (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed on April 9, 2012).

10.10

Amended and Restated Executive Employment Agreement, dated as of February 17, 2012, by and between Integrated Security Systems, Inc. and Stephen Adelé (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed on April 9, 2012).

10.11*	Business Loan Agreement, dated as of July 16, 2012, by and between iSatori, Inc. and Colorado Business Bank.
10.12*	Letter Agreement, dated as of March 22, 2013, amending that certain Business Loan Agreement, dated as of July 16, 2012, by and between iSatori, Inc. and Colorado Business Bank.
21.1	Subsidiaries of iSatori, Inc. (incorporated by reference to Exhibit 21.1 to the Current Report on Form 8-K filed on April 9, 2012)
23.1*	Consent of Hein & Associates LLP.
23.2	Consent of Beatty & Wozniak, P.C. (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page of this registration statement)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post–effective amendment to this registration statement:

(i)

To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post–effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

To remove from registration by means of a post–effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)

Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)

Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h)(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on April 30, 2013.

iSATORI, INC.

By:	/s/ Stephen Adelé
Name:	Stephen Adelé
Title:	Chief Executive Officer, President and Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Adelé his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement (and to any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, each acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen Adelé	Chief Executive Officer, President and Director	April 30, 2013
Stephen Adelé

/s/ Russell Cleveland	Director	April 30, 2013
Russell Cleveland

/s/ Robert M. Galecke	Director	April 30, 2013
Robert M. Galecke

/s/ Bradford Morgan	Director	April 30, 2013
Bradford Morgan

/s/ Todd Ordal	Director	April 30, 2013
Todd Ordal